UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August 2026
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three and six months ended June 30, 2026.

Interim consolidated financial statements of North American Construction Group Ltd. for the three and six months ended June 30, 2026.

99.1	North American Construction Group Ltd. Announces Results for the Second Quarter Ending June 30, 2026.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Chief Financial Officer
Date: August 12, 2026

NORTH AMERICAN CONSTRUCTION GROUP LTD.

2026 SECOND QUARTER REPORT

NORTH AMERICAN CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

Letter to Shareholders
To my fellow shareholders,
North American Construction Group has reached an important inflection point. The investments we have made to broaden our geographic footprint, strengthen operating capabilities, expand customer relationships, and add productive capacity are beginning to bear fruit. Record quarterly revenue of more than $450 million demonstrates both the growing scale of the business and the demand across our markets and gave us the confidence to raise our revenue midpoint guidance to $1.7 billion for this year. With work in hand, seasonal momentum and recent scope expansions, we remain confident in the $400 million midpoint of our 2026 adjusted EBITDA guidance.
As we continue to build NACG selectively, the next phase is increasingly about generating more from the capabilities and assets already in place. In Australia, following a successful acquisition, IMC is performing in line with expectations, and with the addition of its new eight-bay workshop to support our regional demand and asset rebuild strategy, we are positioned well for continued growth. At MacKellar, expanded scopes, and a focus on process improvements are leading to increased equipment availability and utilization while reducing reliance on external subcontractor labour. Together, these actions provide a tangible path to stronger second-half performance and improve our ability to scale across a healthy Australian mining market into a Tier 1 platform.
The same focus is evident in Canada. In the oil sands, our fleet optimization is well underway and our teams are focused on converting strong demand into improved equipment utilization, margins and returns. The five-year ML Northern award adds a meaningful base of work and creates a potential pathway to adjacent heavy equipment services. At Nuna, approximately twenty pieces of equipment and support vehicles are expected to arrive at an existing Nunavut mine site in the third quarter, increasing site-level capacity and revenue. Recent Ontario and Yukon awards further broaden Nuna's footprint and position it for larger follow-on scopes.
With our Fargo-Moorhead project coming to an end in late Q3, we are focused on securing replacement scopes. Across the company, we are pursuing more than $12 billion of qualified opportunities, including $3.6 billion of active bids broadly split between Australia and North America. Awards are expected through the remainder of 2026 and early 2027. None of these opportunities are required to achieve our 2026 outlook, preserving meaningful organic growth potential beyond the current year.
Our priorities for the second half are clear: execute the work in hand, improve fleet availability and utilization, convert earnings into free cash flow and allocate that capital toward the strongest risk-adjusted returns. The inflection point is not simply greater scale, but our ability to translate that scale into improved performance and durable value. We believe the combination of near-term earnings drivers and a substantial growth pipeline positions NACG for a stronger second half and continued momentum into 2027.
Thank you for your continued support.
Sincerely,
Barry Palmer
President & Chief Executive Officer
August 12, 2026

i

Management’s Discussion and Analysis
For the three and six months ended June 30, 2026
August 12, 2026
The following Management’s Discussion and Analysis ("MD&A") is as of August 12, 2026, and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three and six months ended June 30, 2026, the audited consolidated financial statements and notes for the year ended December 31, 2025, and our annual MD&A for the year ended December 31, 2025.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR+ system at www.sedarplus.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "cash liquidity", "cash provided by operating activities prior to change in working capital", "cash related interest expense", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth capital additions", "growth spending", "invested capital", "margin", "net debt", "net debt leverage", "senior-secured debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", and "total combined revenue". We also use supplementary financial measures such as “gross profit margin” and “total net working capital (excluding cash and current portion of long-term debt)” in our MD&A. We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis June 30, 2026	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 2 highlights

	Three months ended
(Expressed in thousands of Canadian Dollars, except per share amounts)	June 30,
	2026	2025	Change
Revenue	$400,963	$320,634	$80,329
Total combined revenue(i)	456,082	370,628	85,454

Gross profit	43,410	35,830	7,580
Gross profit margin(i)	10.8%	11.2%	(0.4)%

Combined gross profit(i)(iii)	49,870	33,396	16,474
Combined gross profit margin(i)(ii)(iii)	10.9%	9.0%	1.9%

Operating income	20,537	22,789	(2,252)

Adjusted EBITDA(i)	93,467	80,113	13,354
Adjusted EBITDA margin(i)(iv)	20.5%	21.6%	(1.1)%

Net income	9,376	10,250	(874)
Adjusted net earnings(i)	8,531	806	7,725

Cash provided by operating activities	90,926	64,674	26,252
Cash provided by operating activities prior to change in working capital(i)	77,860	63,886	13,974

Free cash flow(i)	23,029	(376)	23,405

Purchase of PPE	93,099	74,660	18,439
Sustaining capital additions(i)	62,462	68,173	(5,711)
Growth capital additions(i)	52,052	24,463	27,589

Basic net income per share	$0.35	$0.35	$0.00
Adjusted EPS(i)	$0.32	$0.02	$0.30
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
(iv)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
In the second quarter of 2026, we delivered strong top-line growth, recording combined revenue of $456.1 million, a 23% increase compared to 2025 Q2. This $85.5 million increase was driven primarily by IMC, contributing $90.6 million of combined revenue, which includes reported revenue, joint venture revenue, and the pre-acquisition economic benefit from April 1 to 6. Excluding IMC, revenues from our Australian operations were also up, increasing $24.9 million (or 15%) from the prior period on strong operational execution and the commissioning of additional growth assets. Offsetting these increases and when factoring in the impact to MNALP, revenue from our Canada operations decreased $25.5 million due to the 2025 Q4 divestiture of the ultra-class fleet.
Adjusted EBITDA margin was 20.5%, compared to 21.6% which includes IMC results, a less capital-intensive business than our Queensland and Canadian heavy construction and mining operations. IMC contributed $13.1 million of adjusted EBITDA in the quarter which correlates to a 14.6%. Excluding IMC, adjusted EBITDA margin for the quarter was 21.9%, consistent with 2025 Q2.
Reported gross profit margin was consistent at 10.8%, compared to 11.2% in the prior year period. Combined gross profit margin increased to 10.9% from 9.0% reflecting both impact of IMC's higher gross margin and the 2025 Q2 project write-down incurred within the Fargo joint ventures. Excluding IMC, the margins generated in both Canada and Australia were generally consistent with cost improvement initiatives being offset by higher depreciation.
Free cash flow improved to $23.0 million in 2026 Q2, compared to negative $0.4 million in 2025 Q2, reflecting higher EBITDA and improved working capital changes offset by higher interest costs.
Heavy Equipment - Australia commentary
The Heavy Equipment – Australia segment recorded revenue of $277.5 million in 2026 Q2, up $109.4 million, or approximately 65%, from $168.1 million in 2025 Q2. The majority of this increase reflects the addition of IMC, acquired on April 7, 2026, which contributed $84.5 million of reported revenue in the quarter. Excluding IMC, the

Management's Discussion and Analysis June 30, 2026	M-2	North American Construction Group Ltd.

Australia business grew revenue by approximately $24.9 million year-over-year, driven by commissioned growth assets, strong execution on existing projects and a higher average AUD/CAD translation rate.
Gross profit increased to $37.7 million from $25.4 million in 2025 Q2, an increase of $12.3 million, or approximately 48%. Gross profit margin declined to 13.6% from 15.1%, reflecting the inclusion of IMC which contributed $10.5 million of gross profit at a 12.5% margin. Excluding IMC, the Australia segment generated gross profit of approximately $27.1 million on revenue of $193.0 million, representing a margin of approximately 14.1%, a modest year-over-year decline that reflects higher depreciation arising from the reduction of capital work in progress and the placement of completed assets into service.
Heavy Equipment - Canada commentary
The Heavy Equipment – Canada segment reported revenue of $121.8 million in 2026 Q2, compared to $147.4 million in 2025 Q2, a decrease of $25.5 million, or approximately 17%. The primary driver of the decline was the 2025 Q4 divestiture of ultra-class haul trucks as part of our fleet optimization strategy, which reduced revenue capacity. Lower activity at the Syncrude mines, reduced operating levels during spring breakup, and adverse weather conditions further weighed on the quarter, partially mitigated by increased operational support at the Millennium mine.
Gross profit declined to $4.3 million from $6.4 million in 2025 Q2, a decrease of $2.1 million, or approximately 33%. Gross profit margin decreased to 3.5% from 4.4%, reflecting higher standby costs resulting from adverse weather conditions and increased onboarding costs for new employees hired to support equipment maintenance activities. Depreciation as a percentage of revenue was consistent at 22.6% compared to 23.1% in the prior period.
Consolidated commentary
Combined revenue for the quarter was $456.1 million, representing an increase of $85.5 million (23%) compared to $370.6 million in 2025 Q2. The year-over-year growth was mostly attributable to the acquisition of IMC which contributed $90.6 million of revenue in the quarter, inclusive of reported revenue, our share of IMC PKKPE joint venture revenue (net of eliminations), and the pre-acquisition economic benefit recognized for the period from April 1 to 6. Excluding this contribution from IMC, revenue from Australia increased 15% while Canada revenue decreased 17% as discussed above. Our share of revenue from equity-consolidated joint ventures decreased by a net $0.3 million, with the primary driver of this decline being lower MNALP volumes from the divestiture of the ultra-class fleet. This decrease was offset by $6.3 million of revenue contributed by IMC PKKPE and an increase in Fargo revenue compared to 2025 Q2. IMC PKKPE is a joint venture between IMC and PKKP Enterprises, an Indigenous-owned entity established to support the award of certain customer contracts, with all services performed by IMC.
Combined gross profit for the quarter was $49.9 million, up from $33.4 million in 2025 Q2, with the combined gross profit margin increasing to 10.9% from 9.0% in the prior year period. The year-over-year improvement was driven by three factors: a $7.6 million increase in gross profit from wholly-owned entities per the financial statements; $0.9 million of IMC economic benefit recognized for the pre-acquisition period; and an $8.0 million increase in our share of gross profit from investments in affiliates and joint ventures. For additional information regarding the IMC economic benefit, a non-GAAP measure, please see the Significant Business Events - Acquisition of Iron Mine Contracting section of this Management Discussion and Analysis.
Within wholly-owned entities, the gross profit improvement was primarily attributable to a $10.5 million contribution from IMC, encompassing both gross profit per the financial statements and the pre-acquisition economic benefit from April 1 to 6, at a 12.5% margin. This was partially offset by a reduction in gross profit from the legacy portions of our reportable segments, as discussed above.
The improvement in joint venture gross profit was driven largely by Fargo, which returned to profitability with net income of $0.5 million in the current quarter, compared to a net loss of $5.7 million in the prior year quarter. The prior year Fargo loss was attributable to a margin forecast adjustment that did not recur in the current period.
General and administrative expenses, excluding stock-based compensation, were $20.1 million (5.0% of revenue) in 2026 Q2, up from $11.7 million (3.6% of revenue) in 2025 Q2. The $8.4 million year-over-year increase was driven by two primary factors: approximately $2.8 million attributable to the addition of IMC's G&A cost base following the April 7, 2026, acquisition, and $1.8 million of acquisition-related costs which are excluded from our adjusted net earnings, EBIT, and EBITDA metrics. Normalizing for these acquisition-related costs, G&A expenses as a percentage of revenue would have been 4.6% for the quarter. The year-over-year increase in normalized G&A as

Management's Discussion and Analysis June 30, 2026	M-3	North American Construction Group Ltd.

a percentage of revenue reflects deliberate and ongoing investments across the business, including continued development of our executive leadership team, asset optimization initiatives, infrastructure enhancements, and the scaling of the MacKellar back office to support a higher level of business activity.
Adjusted EBITDA for the second quarter of 2026 totaled $93.5 million, an increase of $13.4 million, or 16.7%, compared to $80.1 million in the second quarter of 2025. The growth in Adjusted EBITDA was primarily driven by the inclusion of $12.6 million in IMC's Adjusted EBITDA contribution following the April 7, 2026 acquisition, as well as improved underlying operating performance across our legacy business. Despite the dollar increase, Adjusted EBITDA margin contracted modestly, declining from 21.6% in 2025 Q2 to 20.5% in 2026 Q2. This margin compression reflects the dilutive impact of IMC's 14.9% Adjusted EBITDA margin, which, while accretive in absolute dollar terms, is below our consolidated margin profile and therefore reduced the overall blended percentage for the quarter. Excluding the contribution from IMC, our business maintained a margin consistent with prior periods.
Depreciation expense for 2026 Q2 was $59.5 million, or 14.8% of revenue, compared to $54.5 million, or 17.0% of revenue, in 2025 Q2. The $4.9 million increase was primarily attributable to the inclusion of IMC following the April 7, 2026, acquisition, which contributed $4.6 million of depreciation in the quarter. IMC's depreciation represented approximately 5.5% of its revenue, reflecting the business's greater reliance on rented rather than owned equipment, a structural characteristic that diluted consolidated depreciation as a percentage of revenue and was a meaningful contributor to the 220 basis point year-over-year margin improvement in this metric. Partially offsetting this dilutive effect, depreciation as a percentage of revenue from the Canadian segment increased compared to the prior year period as the segment recorded higher than normal write-down expenses.
Adjusted net earnings for 2026 Q2 were $8.5 million, or $0.32 of Adjusted EPS, a significant improvement compared to $0.8 million, or $0.02 of Adjusted EPS, in 2025 Q2. The year-over-year increase was driven by stronger gross profit contributions from both our Canadian and Australian segments, improved equity earnings from our joint venture portfolio, and a reduction in interest accretion expense on our acquisition obligations. These favorable factors were partially offset by higher interest expense reflecting increased debt levels, greater amortization of intangibles associated with recent acquisition activity, and elevated general and administrative costs as discussed above.
For the three months ended June 30, 2026, free cash flow was $23.0 million, reflecting solid underlying operating performance. Adjusted EBITDA of $93.5 million was partially offset by $62.5 million in sustaining capital expenditures and $18.2 million in cash interest payments, generating $12.8 million in cash from core operations.

Management's Discussion and Analysis June 30, 2026	M-4	North American Construction Group Ltd.

SIGNIFICANT BUSINESS EVENTS
Award of Five-Year Heavy Equipment Services Contract in the Canadian Oil Sands Region
On July 8, 2026, we announced that our wholly-owned subsidiary ML Northern Services Ltd. ("ML Northern") has been awarded a five-year heavy equipment services contract with a major Canadian oil sands customer. The contract will service the customer’s fleet of ultra-class and other large mining equipment by supplying the customer with mobile fuel services across their various mine sites.
The contract is expected to commence on September 30, 2026, and reach full operational capacity in late 2026 Q4. It represents the largest award in ML Northern’s history and the largest heavy equipment services contract focused on fuel services in NACG’s history, validating our organic growth strategy in the region. With an expiry date of July 5, 2031, the contract is expected to add approximately $135 million to the Company’s contractual backlog. The scope will be supported by a combination of existing fleet and approximately $5 million of growth capital for twenty-five on-highway units and other support equipment.
Issuance of 7.00% Senior Unsecured Notes
On June 16, 2026, we closed our private placement of $200 million aggregate principal amount of 7.00% Senior Unsecured Notes due June 16, 2031. The notes accrue interest at the rate of 7.00% per annum, payable semi-annually in arrears on June 16 and December 16 each year, commencing on December 16, 2026. We will utilize the net proceeds of the Offering to repay indebtedness under our existing Credit Agreement, and for general corporate purposes.
Acquisition of Iron Mine Contracting
On April 7, 2026, we completed the acquisition of Iron Mine Contracting ("IMC"), comprising DCL Corp Pty Ltd. and Iron Hire Pty Ltd., a privately owned diversified mining services contractor operating in Western Australia, pursuant to a Share Purchase Agreement dated December 18, 2025.
The acquisition extends our geographic footprint into the Western Australian mining market, adding an established client base with exposure to base metals, precious metals, and critical and rare earth minerals, while strengthening our Australian segment's service capabilities.
Total consideration was $84.6 million, structured as follows:

April 7, 2026
Cash consideration	$42,283
Earn-out at estimated fair value	30,122
Seller takeback consideration	12,200
Total consideration transferred	$84,605
The upfront cash payment was funded through our revolving credit facility. The $12.2 million seller takeback is payable in seven equal installments from June 30, 2026 through June 30, 2029. The $30.1 million contingent earn-out is measured over eight six-month periods from January 1, 2026 to December 31, 2029, with final payment due March 31, 2030. We also assumed $52.1 million of secured third-party equipment financing obligations, bringing the total purchase price to $136.8 million.
A third-party specialist was engaged to determine fair values at the acquisition date. Property, plant and equipment was valued using cost and market-based approaches. Acquired assets and assumed liabilities were recorded at preliminary fair values as of the acquisition date. Any measurement period adjustments will be recognized retrospectively as of the acquisition date, with corresponding adjustments to goodwill where applicable. The preliminary purchase price allocation identified $19.5 million of intangible assets and $25.5 million of provisional goodwill, reflecting IMC's geographic presence, market access, and growth opportunities in Western Australia. Goodwill is not deductible for tax purposes.
Acquisition-related costs of $1.6 million and $3.0 million were incurred in the three and six months ended June 30, 2026, respectively ($0.5 million in 2025 Q4), and are included in general and administrative expenses. Additional integration costs are expected in the second half of 2026.
Pursuant to the Purchase Agreement, we are entitled to the economic benefits of IMC's operations beginning January 1, 2026. In accordance with US GAAP, however, IMC's pre-closing results (January 1 – April 6, 2026) are

Management's Discussion and Analysis June 30, 2026	M-5	North American Construction Group Ltd.

excluded from our consolidated financial statements and are instead reflected in the opening balance sheet. Because we benefited economically from earnings generated during this pre-closing period, we have included these amounts as a non-GAAP adjustment in our total combined revenue, gross profit, adjusted net earnings, adjusted EBIT, and adjusted EBITDA for illustrative purposes. It should be noted that the purchase price was not affected by the timing of the April 7th closing date. The table below summarizes IMC's financial results for the current year periods.

	Three months ended June 30, 2026			Six months ended June 30, 2026
	Consolidated results	Economic benefit	Total results	Consolidated results	Economic benefit	Total results
Revenue	$84,454	$5,413	$89,867	$84,454	$70,096	$154,550
Gross profit	$10,524	$938	$11,462	$10,524	$10,932	$21,456
Gross profit margin(i)	12.5%	17.3%	12.8%	12.5%	15.6%	13.9%
Net income	5,103	90	5,193	5,103	2,294	7,397
Adjusted EBIT(i)	$7,954	$167	$8,121	$7,954	$4,020	$11,974
Adjusted EBIT margin(i)	9.4%	3.1%	9.0%	9.4%	5.7%	7.7%
Adjusted EBITDA(i)	$12,573	$517	$13,090	$12,573	$8,737	$21,310
Adjusted EBITDA margin(i)	14.9%	9.6%	14.6%	14.9%	12.5%	13.8%
(i)See "Non-GAAP Financial Measures".
Expansion of Key Contract in Queensland Australia
On April 21, 2026, we announced that MacKellar has amended and expanded its existing five-year contract with a leading metallurgical coal producer in Queensland, Australia. The original contract, announced in August 2024, transitioned equipment from dry rental arrangements to fully maintained fleets and included the construction of an on-site maintenance facility.
The amended contract retains the original expiry date of September 30, 2029, and continues to qualify as contractual backlog based on minimum hour commitments. The expanded scopes encompass additional fully maintained equipment and related services, which are expected to generate approximately $125 million in incremental revenue and increase MacKellar’s operational presence at the mine site by approximately 50%. This expansion aligns with the financial outlook previously reflected in the Company’s full year 2026 guidance.
The expanded scopes commenced on May 1, 2026, and are expected to reach full operational capacity by August 2026. Of the thirteen additional units required to support this growth, eight Komatsu 240-ton haul trucks were purchased in December 2025 and previously announced as part of the Company’s fleet optimization initiatives, demonstrating NACG’s proactive approach to anticipated customer demand. The remaining five units are scheduled for acquisition as growth capital during the second and third quarters of 2026, at an estimated cost of $25 million.
Changes in Leadership
Effective January 21, 2026, Joe Lambert resigned as President and Chief Executive Officer of NACG. Our Chief Operating Officer, Barry Palmer, assumed the role on an interim basis while the search for a permanent successor continues.
Effective July 10, 2026, Stuart Arndell retired as Vice President, Asset Management. During his tenure with NACG, Mr. Arndell oversaw the Group's asset management function, including asset strategy, lifecycle planning and execution, component and inventory control, data analytics, and asset performance.
Effective August 10, 2026, Chris McNeil joined NACG as Vice President, Asset Management. Mr. McNeil brings more than 25 years of industry experience, most recently as Vice President, Equipment Shops & Yards at Graham Construction, and previously held progressive leadership roles with NACG, including Director of Fleet Management.
In parallel with these leadership changes, we have launched a strategic review of our heavy equipment fleet in the Canadian oil sands region to determine optimal fleet size, balancing customer demand, capital efficiency, and long-term contract commitments. We are seeing positive economic impacts from this initiative reflected in current year results.

Management's Discussion and Analysis June 30, 2026	M-6	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three and six months ended June 30, 2026 results

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands, except per share amounts)	2026	2025	2026	2025
Revenue	$400,963	$320,634	$720,182	$661,467
Cost of sales	298,097	230,293	518,494	472,521
Depreciation	59,456	54,511	115,465	115,225
Gross profit	$43,410	$35,830	$86,223	$73,721
Gross profit margin(i)	10.8%	11.2%	12.0%	11.1%

Total combined revenue(i)	456,082	370,628	878,605	761,792
Combined gross profit(i)	49,870	33,396	107,551	77,082
Combined gross profit margin(i)	10.9%	9.0%	12.2%	10.1%

General and administrative expenses (excluding stock-based compensation)(i)	20,086	11,698	37,887	22,788
Stock-based compensation expense (benefit)	230	964	2,868	(2,444)
Operating income	20,537	22,789	42,422	53,371
Interest expense, net	18,880	14,123	35,570	27,639
Net income	9,376	10,250	14,930	16,413
Comprehensive income	19,607	9,691	49,897	16,332

Adjusted EBITDA(i)	93,467	80,113	192,939	180,045
Adjusted EBITDA margin(i)(ii)	20.5%	21.6%	22.0%	23.6%

Free cash flow(i)	23,029	(376)	28,022	(41,951)

Per share information
Basic net income per share	$0.35	$0.35	$0.55	$0.57
Diluted net income per share	$0.34	$0.33	$0.53	$0.55
Adjusted EPS(i)	$0.32	$0.02	$0.69	$0.54
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Revenue from wholly-owned entities per financial statements	$400,963	$320,634	$720,182	$661,467
Share of revenue from investments in affiliates and joint ventures	112,266	121,843	215,443	257,740
IMC economic benefit - revenue	5,413	—	70,096	—
Elimination of joint venture subcontract revenue	(62,560)	(71,849)	(127,116)	(157,415)
Total combined revenue(i)	$456,082	$370,628	$878,605	$761,792
(i)See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Gross profit from wholly-owned entities per financial statements	$43,410	$35,830	$86,223	$73,721
Share of gross profit (loss) from investments in affiliates and joint ventures	5,522	(2,434)	10,396	3,361
IMC economic benefit - gross profit	938	—	10,932	—
Combined gross profit(i)(ii)	$49,870	$33,396	$107,551	$77,082
Combined gross profit margin(i)(ii)	10.9%	9.0%	12.2%	10.1%

(i)See "Non-GAAP Financial Measures".
(ii)Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.

Management's Discussion and Analysis June 30, 2026	M-7	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Net income	$9,376	$10,250	$14,930	$16,413
Adjustments:
Stock-based compensation expense (benefit)	230	964	2,868	(2,444)
Loss (gain) on disposal of property, plant and equipment	1,330	(110)	1,260	(1,084)
Equity investment (gain) loss on disposal of property, plant and equipment	(137)	155	(96)	157
Unrealized foreign exchange loss	2,294	—	1,489	—
Change in FV of contingent obligations - estimate adjustments	(12,122)	(17,485)	(16,376)	(18,802)
(Gain) loss on derivative financial instruments	(75)	750	750	7,662
Equity investment loss on derivative financial instruments	342	892	800	1,911
IMC economic benefit - net income	103	—	2,307	—
IMC acquisition and integration costs	1,777	—	3,111	—
Canadian organizational realignment costs	3,071	—	5,750	—
Depreciation expense relating to early component failures	—	—	—	4,274
Post-acquisition asset relocation and integration costs	—	—	—	1,640
Tax effect of the above items	2,342	5,390	1,890	5,690
Adjusted net earnings(i)	8,531	806	18,683	15,417
Adjustments:
Tax effect of the above items	(2,342)	(5,390)	(1,890)	(5,690)
Income tax expense	3,796	5,771	8,039	10,015
Equity investment EBIT(i)	2,566	(5,212)	5,698	(1,904)
Equity (earnings) loss in affiliates and joint ventures	(2,093)	5,133	(4,869)	1,850
Change in FV of contingent obligations - interest accretion	2,775	4,247	4,378	8,594
IMC economic benefit - interest and tax expense	88	—	1,737	—
Interest expense, net	18,880	14,123	35,570	27,639
Adjusted EBIT(i)	32,201	19,478	67,346	55,921
Adjustments:
Depreciation	59,456	54,511	115,465	115,225
Amortization of intangible assets	1,227	489	1,786	1,090
Equity investment depreciation and amortization	3,188	5,635	6,581	12,083
IMC economic benefit - depreciation and amortization	466	—	4,832	—
Write-down expense relating to Canadian organizational realignment costs	(3,071)	—	(3,071)	—
Depreciation expense relating to early component failures	—	—	—	(4,274)
Adjusted EBITDA(i)	$93,467	$80,113	$192,939	$180,045
Adjusted EBITDA margin(i)(ii)	20.5%	21.6%	22.0%	23.6%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Equity earnings in affiliates and joint ventures	$2,093	$(5,133)	$4,869	$(1,850)
Adjustments:
Income tax benefit	(14)	(262)	(93)	(208)
Interest expense, net	487	183	922	154
Equity investment EBIT(i)	$2,566	$(5,212)	$5,698	$(1,904)
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis June 30, 2026	M-8	North American Construction Group Ltd.

Analysis of three and six months ended June 30, 2026 results
Revenue
A breakdown of revenue by reportable segment is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Heavy Equipment - Australia	$277,492	$168,103	$462,732	$325,841
Heavy Equipment - Canada	121,842	147,374	253,449	325,474
Other	1,758	6,287	4,517	14,349
Eliminations	(129)	(1,130)	(516)	(4,197)
	$400,963	$320,634	$720,182	$661,467
A breakdown of revenue by source is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Operations support services	$339,606	$285,420	$634,090	$599,680
Construction services	55,273	25,591	76,048	41,215
Equipment and component sales	6,084	9,623	10,044	20,572
	$400,963	$320,634	$720,182	$661,467
For the three months ended June 30, 2026, revenue was $401.0 million, up $80.3 million from $320.6 million in the same period last year. The year-over-year increase was driven by strong growth in the Heavy Equipment – Australia segment, which generated $277.5 million, an increase of $109.4 million over the prior year quarter. This growth primarily reflects the inclusion of IMC revenue in the amount of $84.5 million, along with strong execution on existing MacKellar projects, benefiting from prior-year growth asset investments, as well as favourable foreign exchange translation rates. This increase was partially offset by a $25.5 million decline in Heavy Equipment – Canada revenue to $121.8 million, primarily attributable to the 2025 Q4 divestiture of ultra-class haul trucks as part of our fleet optimization strategy, which reduced both revenue mix and operating capacity. The Canadian decline also reflected lower activity at the Syncrude sites, reduced operating levels during spring breakup, and adverse weather conditions, partially mitigated by increased operational support at the Millennium mine.
For the six months ended June 30, 2026, revenue was $720.2 million, up $58.7 million from $661.5 million in the same period last year. The Heavy Equipment – Australia segment was again the primary driver of the increase, with revenue rising $136.9 million to $462.7 million, reflecting the same factors that contributed to the strong Q2 performance. This was partially offset by a $72.0 million decline in Heavy Equipment – Canada revenue to $253.4 million, reflecting the impact of the fleet optimization strategy, lower Canadian activity levels, and the unusually late spring breakup in the oil sands region during the first quarter of 2026.
Gross profit and cost of sales
A breakdown of gross profit and gross profit margin by reportable segment is as follows:

	Three months ended				Six months ended
	June 30,				June 30,
	2026		2025		2026		2025
Heavy Equipment - Australia	$37,661	13.6%	$25,398	15.1%	$68,582	14.8%	$50,858	15.6%
Heavy Equipment - Canada	4,299	3.5%	6,438	4.4%	16,854	6.6%	16,199	5.0%
Other	1,212	68.9%	3,005	47.8%	2,010	44.5%	4,186	29.2%
Eliminations	238		989		(1,223)		2,478
	$43,410	10.8%	$35,830	11.2%	$86,223	12.0%	$73,721	11.1%

Management's Discussion and Analysis June 30, 2026	M-9	North American Construction Group Ltd.

A breakdown of cost of sales is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Salaries, wages and benefits	$142,656	$100,322	$245,197	$193,575
Repair parts and consumable supplies	50,301	56,611	102,606	125,855
Subcontractor services	56,554	49,045	99,791	98,836
Equipment and component sales	15,122	12,688	25,354	28,280
Third-party equipment rentals	25,927	5,833	33,434	12,703
Fuel	1,722	2,075	3,176	4,720
Other	5,815	3,719	8,936	8,552
	$298,097	$230,293	$518,494	$472,521
For the three months ended June 30, 2026, gross profit was $43.4 million, representing a 10.8% gross profit margin, compared with $35.8 million and an 11.2% margin in the same period last year. While the increase in gross profit dollars was consistent with higher overall revenue, margins declined modestly in both regions. In Australia, gross profit margin decreased to 13.6% from 15.1%, primarily due to the inclusion of IMC, whose operations carry a lower gross profit margin of approximately 12.5% compared to the margins contributed by MacKellar and DGI. In Canada, gross profit margin decreased to 3.5% from 4.4% in the prior year, reflecting higher standby costs resulting from adverse weather conditions, as well as increased onboarding costs for new employees hired to support equipment maintenance activities.
For the six months ended June 30, 2026, gross profit was $86.2 million with a 12.0% gross profit margin, up from gross profit of $73.7 million with an 11.1% gross profit margin in the same period last year. The year-over-year improvement in both gross profit dollars and margin reflects higher overall revenue, the positive impact of ongoing cost-reduction initiatives, and operational efficiency efforts across both segments. These gains were partially offset by the impact of unusually cold weather in the first quarter of the current year, which resulted in higher idle time and increased operating costs, as well as the dilutive effect of IMC's lower-margin operations on the Australia segment's overall margin profile.
Depreciation
A breakdown of depreciation by reportable segment is as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Heavy Equipment - Australia	$32,101	$21,584	$55,899	$41,177
Heavy Equipment - Canada	27,593	33,992	58,343	76,713
Eliminations	(238)	(1,065)	1,223	(2,665)
	$59,456	$54,511	$115,465	$115,225
For the three months ended June 30, 2026, depreciation was $59.5 million, or 14.8% of revenue, compared to $54.5 million, or 17.0% of revenue, in the same period last year. While depreciation increased in absolute terms, the improvement as a percentage of revenue reflects a shift in the equipment mix across our segments. In the Heavy Equipment - Australia segment, depreciation as a percentage of revenue decreased to 11.6% from 12.8%, driven by greater reliance on rented equipment to support operations in Western Australia through IMC. In the Heavy Equipment – Canada segment, depreciation as a percentage of revenue remained relatively stable, declining slightly from 23.1% in 2025 Q2 to 22.6% in 2026 Q2.
For the six months ended June 30, 2026, depreciation was $115.5 million, or 16.0% of revenue, compared to $115.2 million, or 17.4% of revenue, in the same period last year. The improvement as a percentage of revenue was primarily attributable to the absence of $4.3 million in write-downs for early component failures that were recorded in the first quarter of the prior year, as well as the higher reliance on rental equipment at IMC noted above.
Operating income
For the three months ended June 30, 2026, operating income was $20.5 million, down $2.3 million from $22.8 million in the same period last year. The year-over-year decline was driven in part by higher amortization of intangible assets, which increased by approximately $0.7 million in the quarter reflecting the recognition of $19.5

Management's Discussion and Analysis June 30, 2026	M-10	North American Construction Group Ltd.

million of intangible assets arising from the April 7, 2026 acquisition of IMC. General and administrative ("G&A") expenses, excluding stock-based compensation expense, totaled $20.1 million, or 5.0% of revenue, compared to $11.7 million, or 3.6% of revenue, in the prior year. The year-over-year increase reflects the addition of IMC's G&A cost base following the April 7, 2026 acquisition, which contributed approximately $2.8 million in the quarter, as well as $1.8 million in acquisition-related costs that are excluded from our adjusted net earnings, EBIT, and EBITDA metrics. Normalizing for the acquisition-related costs, G&A expenses would have been 4.6% of revenue for the quarter. Excluding the one-time items, the higher year-over-year G&A rate reflects our expected run rate, following ongoing investments in our executive team and right-sizing of MacKellar's back office functions to support expanded operations.
For the six months ended June 30, 2026, operating income was $42.4 million, down $10.9 million from $53.4 million in the same period last year. Consistent with the quarterly results, the year-over-year decline reflects higher intangible asset amortization of approximately $0.7 million recognized since the IMC acquisition closing date of April 7, 2026. G&A expenses, excluding stock-based compensation expense, were $37.9 million, or 5.3% of revenue, compared to $22.8 million, or 3.4% of revenue, in the prior year. In addition to the IMC-related G&A costs noted above, the six-month results include $3.1 million of acquisition-related costs and $5.8 million of Canadian organizational realignment charges, both of which are excluded from adjusted net earnings, EBIT, and EBITDA. Normalizing for these one-time items, G&A expenses would have been approximately 4.5% of revenue on a year-to-date basis.
Non-operating income and expense

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Total interest expense	$18,880	$14,123	$35,570	$27,639
Equity (earnings) loss in affiliates and joint ventures	(2,093)	5,133	(4,869)	1,850
Change in fair value of contingent obligations	(9,347)	(13,238)	(11,998)	(10,208)
(Gain) loss on derivative financial instruments	(75)	750	750	7,662
Income tax expense	3,796	5,771	8,039	10,015
Interest expense

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Senior unsecured notes	$7,300	$2,914	$13,988	$2,914
Equipment financing	6,079	4,486	10,679	8,687
Credit Facility	5,147	4,939	8,452	11,732
Convertible debentures	—	686	674	1,975
Mortgage	224	232	450	465
Other interest (income) expense	(503)	174	(25)	592
Cash interest expense	$18,247	$13,431	$34,218	$26,365
Amortization of debt premium on senior secured notes	(172)	—	(339)	—
Amortization of deferred financing costs	805	692	1,691	1,274
Total interest expense	$18,880	$14,123	$35,570	$27,639
For the three months ended June 30, 2026, total interest expense was $18.9 million, up from $14.1 million in the same period last year. The year-over-year increase was primarily driven by the issuance of senior unsecured notes, which contributed $7.3 million in interest expense during the quarter, compared to $2.9 million in the prior year. This increase was partially offset by the absence of convertible debenture interest, which was $nil in the current quarter compared to $0.7 million in the prior year period, as well as favourable net other interest income of $0.5 million in the current quarter compared to $0.2 million of expense in the prior year.
For the six months ended June 30, 2026, total interest expense was $35.6 million, up from $27.6 million in the prior year period. Senior unsecured notes were again the primary driver, contributing $14.0 million compared to $2.9 million in the prior year. This increase was partially offset by a significant reduction in Credit Facility interest expense, which decreased to $8.5 million from $11.7 million, reflecting lower average outstanding balances, and a decline in convertible debenture interest to $0.7 million from $2.0 million. The prior year's convertible debenture

Management's Discussion and Analysis June 30, 2026	M-11	North American Construction Group Ltd.

expense included interest on both the 5.00% and 5.50% convertible debentures, with the 5.50% debentures being redeemed during 2025 Q2.
Interest expense related to equipment financing increased to $6.1 million from $4.5 million for the three months ended June 30, 2026, and to $10.7 million from $8.7 million for the six months ended June 30, 2026, consistent with ongoing investment in our fleet. Mortgage and other interest components remained relatively stable across both periods.
Cash interest expense, which excludes non-cash amortization of deferred financing costs and debt premiums, totaled $18.2 million for the three months ended June 30, 2026, resulting in an average cost of debt of 6.4%, consistent with 6.4% in the prior year quarter. For the six months ended June 30, 2026, cash interest expense totaled $34.2 million, resulting in an average cost of debt of 6.6%, compared to 6.3% in the prior year period. The composition shift toward senior unsecured notes, which carry a higher fixed coupon, was offset by reduced Credit Facility borrowings over the six-month period, moderating the overall impact on the average cost of debt.
Overall, the shift in the composition of our debt portfolio, specifically the addition of senior unsecured notes and the reduction in Credit Facility borrowings over the six-month period, was the primary driver of the increase in total interest expense for both periods presented.
Equity earnings in affiliates and joint ventures

Three months ended June 30, 2026	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$35,403	$61,462	$6,485	$6,274	$2,642	$112,266
Depreciation	1,870	596	581	—	(8)	3,039
Gross profit	2,287	1,526	165	1,206	338	5,522
General and administrative expenses	3,044	202	830	440	4	4,520
Interest expense (income)	319	19	78	(21)	59	454
Income (loss) before taxes	509	1,545	(948)	787	184	2,077
Net income (loss)	509	1,545	(650)	551	138	2,093

Three months ended June 30, 2025	Fargo(i)	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$31,512	$79,126	$6,607	$—	$4,598	$121,843
Depreciation	2,500	2,646	407	—	—	5,553
Gross (loss) profit	(4,962)	1,718	505	—	305	(2,434)
General and administrative expenses	11,094	431	1,370	—	4	12,899
Interest (income) expense, net	(368)	350	113	—	60	155
(Loss) income before taxes	(5,661)	937	(995)	—	409	(5,310)
Net (loss) income	(5,661)	937	(692)	—	283	(5,133)

Six months ended June 30, 2026	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$61,762	$128,563	$13,862	$6,274	$4,982	$215,443
Depreciation	4,028	1,106	1,165	—	55	6,354
Gross profit	4,021	3,717	931	1,206	521	10,396
General and administrative expenses	3,491	364	2,026	440	4	6,325
Interest expense (income)	506	145	134	(21)	99	863
Income (loss) before taxes	24	5,070	(1,412)	787	307	4,776
Net income (loss)	24	5,070	(1,008)	551	232	4,869

Six months ended June 30, 2025	Fargo(i)	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$60,765	$172,979	$19,231	$—	$4,765	$257,740
Depreciation	5,994	4,998	832	—	94	11,918
Gross (loss) profit	(3,102)	3,967	2,056	—	440	3,361
General and administrative expenses	21,296	847	2,944	—	13	25,100
Interest (income) expense, net	(954)	705	247	—	97	95
(Loss) income before taxes	(4,230)	2,415	(1,104)	—	861	(2,058)
Net (loss) income	(4,230)	2,415	(813)	—	778	(1,850)

(i)Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.

Management's Discussion and Analysis June 30, 2026	M-12	North American Construction Group Ltd.

For the three months ended June 30, 2026, equity earnings in affiliates and joint ventures totaled $2.1 million, compared to a loss of $5.1 million in the same period last year, representing a significant year-over-year improvement. The improvement was primarily driven by Fargo, which returned to profitability with net income of $0.5 million, compared to a net loss of $5.7 million in the prior year quarter. The prior year Fargo loss reflected a margin forecast adjustment that did not recur in the current period. MNALP remained a consistent positive contributor, with net income of $1.5 million, up from $0.9 million in the prior year, despite lower revenue of $61.5 million compared to $79.1 million, reflecting lower depreciation write-downs and fewer component failures. Nuna reported a modest net loss of $0.7 million, a modest improvement from the prior year, as revenue remained relatively stable at $6.5 million compared to $6.6 million in the prior year. IMC PKKPE, a new joint venture in connection with the April 7, 2026, IMC acquisition, contributed revenue of approximately $6.3 million and net income of approximately $0.6 million in the current quarter. Other entities contributed modestly to overall earnings in the period.
For the six months ended June 30, 2026, equity earnings were $4.9 million, compared to a loss of $1.9 million in the same period last year. The improvement was similarly driven by a recovery at Fargo, which reported near breakeven net income of $24 thousand compared to a net loss of $4.2 million in the prior year period, and by strong performance at MNALP, which contributed net income of $5.1 million, up from $2.4 million in the prior year, reflecting improved project execution and margins. Nuna reported a net loss of $1.0 million for the first half of 2026, compared to a net loss of $0.8 million in the same period last year, reflecting higher general and administrative expenses despite stronger gross profit. As IMC PKKPE was acquired on April 7, 2026, its six-month results are equal to its three-month contribution.
Change in fair value of contingent obligations

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Change in FV of contingent obligation - estimate adjustments	$(12,122)	$(17,485)	$(16,376)	$(18,802)
Increase in FV of contingent obligation - interest accretion	2,775	4,247	4,378	8,594
Change in fair value of contingent obligations	$(9,347)	$(13,238)	$(11,998)	$(10,208)
For the three and six months ended June 30, 2026, the change in fair value of contingent obligations resulted in a net benefit of $9.3 million and $12.0 million, respectively, compared to a net benefit of $13.2 million and $10.2 million in the same periods last year. These contingent obligations relate to acquisition-related liabilities from both the MacKellar Group acquisition completed on October 1, 2023, and the IMC acquisition completed on April 7, 2026. These obligations are remeasured each period based on updated forecasts, actual performance, changes in discount rates, and interest accretion.
In the three and six months ended June 30, 2026, estimate adjustments related to the MacKellar acquisition contributed reductions of $12.1 million and $16.4 million, respectively, in the fair value of the obligation, reflecting revised expectations for future performance, compared to a $17.5 million and $18.8 million reduction in the prior year periods. The IMC acquisition liabilities, established upon the April 7, 2026 close, did not undergo any fair value estimate adjustments in the current year. In aggregate, interest accretion across both obligations increased the carrying value by $2.8 million in the quarter, compared to $4.2 million in the prior year. For the six-month period, interest accretion was $4.4 million, compared to $8.6 million in the prior year. The lower interest accretion relative to the prior year is primarily attributable to a declining MacKellar obligation balance and lower discount rates, partially offset by the addition of the IMC obligation in the current quarter.
It is important to note that while estimate adjustments are excluded from adjusted net earnings, interest accretion is included, as it represents the ongoing financing cost associated with the vendor-provided consideration.
Gain (loss) on derivative financial instruments
On May 29, 2024, we entered into a total return swap agreement to manage the economic exposure associated with our stock-based compensation arrangements. Under this agreement, we have exposure to 583,725 common shares at a fixed par value of $26.73 per share and an additional 250,000 shares at a par value of $25.10 per share. Changes in fair value are driven by movements in our share price relative to these fixed par values and are recognized directly in the Consolidated Statements of Operations and Comprehensive Income, as the swap has not been designated as a hedge.

Management's Discussion and Analysis June 30, 2026	M-13	North American Construction Group Ltd.

For the three months ended June 30, 2026, we recognized an unrealized gain of $0.1 million on the swap, as our TSX share price increased modestly from $18.77 at March 31, 2026, to $18.86 at June 30, 2026. For the six months ended June 30, 2026, we recognized an unrealized loss of $0.8 million, reflecting the year-to-date decline in our share price from $19.76 at December 31, 2025, which increased the fair value liability to $6.2 million at June 30, 2026, from $5.4 million at year-end. By comparison, we recognized unrealized losses of $0.8 million and $7.7 million for the three and six months ended June 30, 2025, respectively, when the TSX closing price was $22.69, resulting in a fair value liability of $3.7 million at that date. The significantly lower year-to-date loss in the current period reflects a considerably smaller decline in our share price during the first half of 2026.
Income tax expense

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Current income tax (benefit) expense	$(3,050)	$798	$(661)	$2,575
Deferred income tax expense	6,846	4,973	8,700	7,440
Income tax expense	$3,796	$5,771	$8,039	$10,015
For the three months ended June 30, 2026, income tax expense was $3.8 million, compared to $5.8 million in the same period last year. For the six months ended June 30, 2026, income tax expense was $8.0 million, compared to $10.0 million in the prior year period. Our effective tax rate was 29% and 36% for the three months ended June 30, 2026 and 2025, respectively, and 35% and 38% for the six months ended June 30, 2026, and 2025, respectively. The effective tax rates reflect the mix of taxable earnings and losses across jurisdictions with differing tax rates, combined with withholding taxes and permanent differences on stock-based compensation expenses.
Net income and comprehensive income
For the three months ended June 30, 2026, we recorded $9.4 million and $19.6 million of net income and comprehensive income, respectively, compared to $10.3 million and $9.7 million net income and comprehensive income, respectively, recorded for the same period last year. For the six months ended June 30, 2026, we recorded $14.9 million and $49.9 million of net income and comprehensive income, respectively, compared to $16.4 million and $16.3 million for the same period last year.
Comprehensive income consists of net income and other comprehensive income (“OCI”), which captures items not recognized in net income. Our OCI primarily reflects changes in unrealized foreign currency translation gains and losses. For the three and six months ended June 30, 2026, we recorded unrealized foreign currency translation gains of $10.2 million and $35.0 million, respectively, compared to a loss of $0.6 million and $0.1 million in the respective prior year periods. The significant year-over-year increase in both periods was driven by the strengthening of the Australian dollar relative to the Canadian dollar.
Basic and diluted net income per share for the three months ended June 30, 2026 were $0.35 and $0.34, respectively, compared to $0.35 and $0.33 in the prior year. For the six months ended June 30, 2026, basic and diluted net income per share were $0.55 and $0.53, respectively, compared to $0.57 and $0.55 in the prior year period.
Adjusted net earnings
Adjusted net earnings for the quarter were $8.5 million, up significantly from $0.8 million in the prior year period. Adjusted EPS for the quarter was $0.32, compared to $0.02 in the prior year. For the year-to-date, adjusted net earnings were $18.7 million, up from $15.4 million in the prior year, with adjusted EPS of $0.69 compared to $0.54 in the same period last year.
The improvement in adjusted net earnings in both current year periods was primarily driven by stronger gross profit contributions from our Canadian and Australian segments, improved equity earnings from our joint ventures, and reduced interest accretion expense on our acquisition obligations. These positive contributions were partially offset by higher interest expense, increased amortization of intangibles, and elevated general and administrative costs.

Management's Discussion and Analysis June 30, 2026	M-14	North American Construction Group Ltd.

In the three months ended June 30, 2026, we excluded two items from adjusted net earnings totalling $4.8 million: $1.8 million of acquisition-related costs associated with the IMC transaction and $3.1 million of Canadian organizational realignment charges. For the six months ended June 30, 2026, the same two categories of items were excluded, totalling $8.9 million, comprising $3.1 million of IMC acquisition-related costs and $5.8 million of Canadian organizational realignment charges. The Canadian organizational realignment charges consist of workforce reduction and severance costs, facility closure and write-down expenses, and leadership transition costs. These activities commenced in the fourth quarter of 2025 as part of a targeted right-sizing of our Canadian operations in response to lower activity levels, were substantially completed by the end of the second quarter of 2026, and are not expected to recur. IMC acquisition-related costs are expected to continue into the second half of 2026 as integration activities progress.
Reconciliation of basic net income per share to adjusted EPS

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Net income	$9,376	$10,250	$14,930	$16,413

Adjusted net earnings	$8,531	$806	$18,683	$15,417

Weighted-average number of common shares	27,062,861	29,354,387	27,344,397	28,611,557
Weighted-average number of diluted shares	27,943,719	32,562,639	29,318,292	32,743,696

Basic net income per share	$0.35	$0.35	$0.55	$0.57
Diluted net income per share	$0.34	$0.33	$0.53	$0.55
Adjusted EPS(i)	$0.32	$0.02	$0.69	$0.54
(i)See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

(dollars in millions, except per share amounts)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Revenue	$401.0	$319.2	$305.6	$317.2	$320.6	$340.8	$305.6	$286.9
Gross profit	43.4	42.8	38.8	49.7	35.8	37.9	40.2	65.9
Adjusted EBITDA(i)	93.5	99.5	77.6	99.0	80.1	99.9	107.3	112.7
Net income	9.4	5.6	0.1	28.4	10.3	6.6	3.5	15.6
Basic income per share(ii)	$0.35	$0.20	$0.00	$0.59	$0.35	$0.22	$0.13	$0.54
Diluted income per share(ii)	$0.34	$0.19	$0.00	$0.56	$0.33	$0.21	$0.13	$0.48
Adjusted EPS(i)(ii)	$0.32	$0.37	$(0.14)	$0.67	$0.02	$0.52	$0.95	$1.19

Cash dividend per share (iii)	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12	$0.10
(i)See "Non-GAAP Financial Measures".
(ii)Per share amounts for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see "Financial Highlights" in our annual MD&A for the year ended December 31, 2025.
With the acquisition of IMC in Western Australia, the Company’s exposure to regional seasonality is expected to decrease modestly, as IMC’s operations are less impacted by weather disruptions than those in Queensland.

Management's Discussion and Analysis June 30, 2026	M-15	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	June 30, 2026	December 31, 2025	Change
Cash	$167,676	$100,128	$67,548
Working capital assets
Accounts receivable	$235,679	$148,928	$86,751
Contract assets	32,456	30,472	1,984
Inventories	85,032	75,660	9,372
Prepaid expenses and deposits	10,157	6,925	3,232
Working capital liabilities
Accounts payable	(204,673)	(102,054)	(102,619)
Accrued liabilities	(94,846)	(89,308)	(5,538)
Contract liabilities	(15,572)	(22,848)	7,276
Total net working capital (excluding cash and current portion of long-term debt)(i)	$48,233	$47,775	$458

Property, plant and equipment	$1,562,209	$1,358,852	$203,357
Total assets	2,247,173	1,819,753	427,420

Credit Facility(ii)	$145,000	$174,156	$(29,156)
Equipment financing(ii)	459,125	309,238	149,887
Mortgage(ii)	26,302	26,742	(440)
Senior-secured debt(i)	630,427	510,136	120,291
Senior unsecured notes	550,000	350,000	200,000
Contingent obligations(ii)	74,664	63,453	11,211
Convertible debentures(ii)	—	55,000	(55,000)
Cash	(167,676)	(100,128)	(67,548)
Net debt(i)	1,087,415	878,461	208,954
Total shareholders' equity	480,235	456,621	23,614
Invested capital(i)	$1,567,650	$1,335,082	$232,568
(i)See "Non-GAAP Financial Measures".
(ii)Includes current portion.
As at June 30, 2026, we had $167.7 million in cash and $329.5 million unused borrowing availability on the Credit Facility for a total liquidity of $497.2 million (defined as cash plus available and unused Credit Facility borrowings). As at December 31, 2025, we had $100.1 million in cash and $322.3 million of unused borrowing availability on the Credit Facility for total liquidity of $422.4 million. Total net working capital (excluding cash and current portion of long-term debt) was $48.2 million at June 30, 2026 ($47.8 million at December 31, 2025).
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at June 30, 2026, our total available capital liquidity was $547.7 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). As at December 31, 2025, our total capital liquidity was $475.5 million. Borrowing availability under equipment financing considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

Management's Discussion and Analysis June 30, 2026	M-16	North American Construction Group Ltd.

(dollars in thousands)	June 30, 2026	December 31, 2025
Cash	$167,676	$100,128
Credit Facility borrowing limit	545,550	528,900
Credit Facility drawn	(145,000)	(174,156)
Letters of credit outstanding	(71,038)	(32,470)
Cash liquidity(i)	$497,188	$422,402
Equipment financing borrowing limit	500,000	400,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(459,125)	(309,238)
Guarantees provided to joint ventures	(10,326)	(57,650)
Total capital liquidity(i)	$547,737	$475,514
(i)See "Non-GAAP Financial Measures".
As at June 30, 2026, we had $2.2 million in trade receivables that were more than 30 days past due compared to $2.7 million as at December 31, 2025. As at June 30, 2026 and December 31, 2025, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of our trade receivables. We continue to monitor the creditworthiness of our customers. As at June 30, 2026, holdbacks totaled $5.6 million, up from $3.2 million as at December 31, 2025.
Reconciliation of capital additions

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Purchase of PPE	$93,099	$74,660	$141,775	$167,733
Additions to intangibles	679	586	1,251	1,299
Gross capital expenditures	$93,778	$75,246	$143,026	$169,032
Proceeds from sale of PPE	(3,136)	(1,215)	(5,535)	(3,285)
Capital expenditures, net(i)	$90,642	$74,031	$137,491	$165,747
Finance lease additions	23,872	18,605	23,872	44,808
Capital additions(i)	$114,514	$92,636	$161,363	$210,555
(i)See "Non-GAAP Financial Measures".

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Sustaining	$38,590	$67,442	$72,514	$144,699
Growth	52,052	6,589	64,977	21,048
Capital expenditures, net(i)	$90,642	$74,031	$137,491	$165,747
Sustaining	$23,872	$731	$23,872	$13,327
Growth	—	17,874	—	31,481
Finance lease additions	$23,872	$18,605	$23,872	$44,808
Sustaining	$62,462	$68,173	$96,386	$158,026
Growth	52,052	24,463	64,977	52,529
Capital additions(i)	$114,514	$92,636	$161,363	$210,555
(i)See "Non-GAAP Financial Measures".
A breakdown of capital additions by reportable segment is as follows:

	Three months ended			Three months ended
	June 30, 2026			June 30, 2025
	Heavy Equipment - Australia	Heavy Equipment - Canada	Total	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining	$38,789	$23,673	$62,462	$32,413	$35,760	$68,173
Growth	52,052	—	52,052	10,655	13,808	24,463
Capital additions(i)	$90,841	$23,673	$114,514	$43,068	$49,568	$92,636

Management's Discussion and Analysis June 30, 2026	M-17	North American Construction Group Ltd.

	Six months ended			Six months ended
	June 30, 2026			June 30, 2025
	Heavy Equipment - Australia	Heavy Equipment - Canada	Total	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining	$62,283	$34,103	$96,386	$70,685	$87,341	$158,026
Growth	64,977	—	64,977	25,031	27,498	52,529
Capital additions(i)	$127,260	$34,103	$161,363	$95,716	$114,839	$210,555

(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended June 30, 2026, were $114.5 million ($92.6 million in 2025 Q2). The increase in the Heavy Equipment - Australia segment was primarily driven by higher routine maintenance and growth capital expenditures to support continued strong customer demand. This was partially offset by lower routine maintenance and growth capital expenditures in the Heavy Equipment - Canada segment, reflecting the strategic divestiture of ultra-class haul trucks in the fourth quarter of 2025 as part of our fleet right-sizing initiatives.
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. Our sustaining capital additions financed through finance leases during the three and six months ended June 30, 2026, were $23.9 million ($0.7 million and $13.3 million in the prior year). Our equipment fleet is currently split among owned (73%), finance leased (11%) and rented equipment (16%).
Summary of capital additions in affiliates and joint ventures
Not included in the reconciliation of capital additions above are capital additions made by our affiliates and joint ventures. The table below reflects our share of such net capital additions (disposals).

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Fargo	$(391)	$(2,218)	$1,458	$(2,257)
MNALP	543	3,336	394	7,144
Nuna	23	32	149	191
Other	315	—	315	8
Share of affiliate and joint venture capital additions(i)	$490	$1,150	$2,316	$5,086
(i)See "Non-GAAP Financial Measures".
Capital additions within the joint ventures in both years are considered to be sustaining in nature. MNALP capital largely relates to routine capital maintenance of the existing fleet.
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2025.
Summary of consolidated cash flows

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Cash provided by operating activities	$90,926	$64,674	$120,731	$116,092
Cash used in investing activities	(134,792)	(71,823)	(180,961)	(165,604)
Cash provided by financing activities	90,853	7,018	121,120	50,822
Net increase (decrease) in cash	$46,987	$(131)	$60,890	$1,310

Management's Discussion and Analysis June 30, 2026	M-18	North American Construction Group Ltd.

Operating activities

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Cash provided by operating activities prior to change in working capital(i)	$77,860	$63,886	$141,195	$139,817
Net changes in non-cash working capital	13,066	788	(20,464)	(23,725)
Cash provided by operating activities	$90,926	$64,674	$120,731	$116,092
(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities was $90.9 million for the three months ended June 30, 2026, compared to $64.7 million in the prior year period, an increase of $26.3 million. While net income declined to $9.4 million from $10.3 million, this was more than offset by higher depreciation ($59.5 million vs. $54.5 million), a significant working capital inflow of $13.1 million (vs. $0.8 million), driven by a $64.2 million increase in accounts payable net of a $40.4 million increase in accounts receivable. Partially offsetting these drivers, the change in fair value of contingent obligations reduced cash flow by $9.3 million (vs. $13.2 million), and equity earnings swung to a $2.1 million gain from a $5.1 million loss. Dividends received from affiliates and joint ventures increased to $7.8 million from $0.1 million, reflecting an April 1, 2026 distribution from our MNALP joint venture.
For the six months ended June 30, 2026, cash provided by operating activities was $120.7 million, compared to $116.1 million in the prior year, an increase of $4.6 million. Net income declined to $14.9 million from $16.4 million, offset by a $3.3 million improvement in non-cash working capital ($20.5 million use vs. $23.7 million), stable depreciation of $115.5 million (vs. $115.2 million), and higher deferred income tax expense of $8.7 million (vs. $7.4 million). Stock-based compensation shifted to a $2.9 million benefit from a $2.4 million charge, equity earnings swung to a $4.9 million gain from a $1.9 million loss, and dividends from affiliates increased to $8.2 million from $1.2 million. These were partially offset by a $12.0 million reduction from the change in fair value of contingent obligations (vs. $10.2 million), while the gain on derivative financial instruments of $0.8 million compared favorably to a $7.7 million loss in the prior year.
Cash provided by (used in) the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Operating activities:
Accounts receivable	$(40,397)	$(8,574)	$(53,950)	$(28,583)
Contract assets	(5,538)	4,074	(11,276)	(11,465)
Inventories	(4,903)	(296)	(3,002)	(5,143)
Contract costs	(20)	—	(20)	—
Prepaid expenses and deposits	(1,247)	987	(488)	2,132
Accounts payable	64,223	3,022	62,976	30,466
Accrued liabilities	4,605	1,927	(360)	(15,733)
Contract liabilities	(3,657)	(352)	(14,344)	4,601
	$13,066	$788	$(20,464)	$(23,725)
Investing activities
Cash used in investing activities for the three months ended June 30, 2026, was $134.8 million, compared to $71.8 million for the three months ended June 30, 2025, an increase of $63.0 million. The current quarter includes $37.5 million for the closing cash consideration paid on the acquisition of IMC and $93.1 million for the purchase of property, plant and equipment, the latter reflecting continued fleet investment to support our expanded operations in Australia. Net advances to affiliates and joint ventures of $6.6 million were partially offset by $3.1 million in proceeds on disposals. The prior year period included $74.7 million in capital expenditures, partially offset by $1.2 million in disposal proceeds and $2.2 million of net collections of loans to affiliates and joint ventures.
Cash used in investing activities was $181.0 million for the six months ended June 30, 2026, compared to $165.6 million in the prior year period, an increase of $15.4 million. Year-to-date capital expenditures of $141.8 million remain the primary driver of investing outflows, consistent with prior year spend of $167.7 million, with the modest

Management's Discussion and Analysis June 30, 2026	M-19	North American Construction Group Ltd.

decrease reflecting phasing of fleet additions. The $37.5 million IMC acquisition payment and net affiliate loan advances of $5.9 million contributed additional outflows in the current period, partially offset by $5.5 million in disposal proceeds (vs. $3.3 million in the prior year).
Financing activities
Cash provided by financing activities during the three months ended June 30, 2026, was $90.9 million, which included $368.9 million of proceeds from long-term debt, partially offset by $235.6 million of long-term debt repayments, $24.1 million for payments towards contingent obligations, $4.8 million for financing costs, $3.2 million for the dividend payment, and $10.2 million for the share purchase program. Cash provided by financing activities during the three months ended June 30, 2025, was $7.0 million, which included $468.3 million of proceeds from long-term debt, partially offset by $420.6 million of long-term debt repayments, $20.6 million for payments towards contingent obligations, $6.9 million for financing costs, $3.6 million for the dividend payment, and $9.5 million for the share purchase program.
Cash provided by financing activities during the six months ended June 30, 2026, was $121.1 million, which included $513.6 million of proceeds from long-term debt, partially offset by $279.9 million of long-term debt repayments, $4.9 million of financing costs, $55.0 million for the settlement of convertible debentures, $24.1 million for payments towards contingent obligations, $22.0 million for the share purchase program, and $6.5 million for dividend payments. Cash provided by financing activities during the six months ended June 30, 2025, was $50.8 million, which included $565.5 million of proceeds from long-term debt, partially offset by $466.1 million of long-term debt repayments, $6.9 million of financing costs, $21.5 million for payments towards contingent obligations, $6.6 million for dividend payments, $12.0 million for the share purchase program, and $1.4 million for the settlement of convertible debentures.
Free cash flow

	Three months ended		Six months ended
	June 30,		June 30,
(dollars in thousands)	2026	2025	2026	2025
Per the Consolidated Statements of Cash Flows
Cash provided by operating activities	$90,926	$64,674	$120,731	$116,092
Cash used in investing activities	(134,792)	(71,823)	(180,961)	(165,604)
Effect of exchange rate on changes in cash	(440)	915	6,658	(160)
Add back of growth and non-cash items included in the above figures:
Acquisition of IMC(i)	37,535	—	37,535	—
Acquisition costs	1,620	—	2,954	—
Growth capital additions(ii)	52,052	24,463	64,977	52,529
Capital additions financed by leases(ii)	(23,872)	(18,605)	(23,872)	(44,808)
Free cash flow(ii)	$23,029	$(376)	$28,022	$(41,951)
(i)Acquisition of IMC is the purchase price less cash acquired
(ii)See "Non-GAAP Financial Measures".
Free cash flow for the three months ended June 30, 2026 was $23.0 million. Operating activities generated $93.5 million in adjusted EBITDA during the quarter, partially offset by $62.5 million in sustaining capital expenditures and $18.2 million in cash interest payments, producing cash of $12.8 million. The remaining $10.2 million positive difference is primarily related to the $13.1 million of cash positive changes to working capital balances.
Free cash flow for the six months ended June 30, 2026, was $28.0 million. Operating activities generated $192.9 million in adjusted EBITDA, offset by $96.4 million in sustaining capital expenditures and $34.2 million in cash interest payments, producing cash of $62.3 million. The remaining $34.3 million difference is primarily related to $20.5 million of cash negative changes to working capital balances.

Management's Discussion and Analysis June 30, 2026	M-20	North American Construction Group Ltd.

Contractual obligations
Our principal contractual obligations relate to our long-term debt, finance and operating leases, and supplier contracts. The following table summarizes our future contractual obligations as of June 30, 2026, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at June 30, 2026, and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2026	2027	2028	2029	2030 and thereafter
Senior unsecured notes	$723,396	$20,563	$41,125	$41,125	$41,125	$579,458
Credit Facility	160,475	2,811	5,576	5,591	146,497	—
Equipment financing	511,475	80,130	159,718	120,221	91,239	60,167
Contingent obligations	88,842	30,611	30,509	14,477	8,206	5,039
Mortgage	36,565	892	1,783	1,783	1,783	30,324
Operating leases(i)	12,992	938	1,842	1,722	1,369	7,121
Non-lease components of lease commitments(ii)	55	3	6	6	6	34
Supplier contracts	2,802	2,802	—	—	—	—
Contractual obligations	$1,536,602	$138,750	$240,559	$184,925	$290,225	$682,143
(i)Operating leases are net of receivables on subleases of $790 (2026 - $79).
(ii)Non-lease components of lease commitments are net of receivables on subleases of $126 (2026 - $2). These commitments include common area maintenance, management fees, property taxes, and parking related to operating leases.
Contractual obligations of $1,536.6 million as at June 30, 2026, increased from $1,194.5 million as at December 31, 2025, primarily related to increases of $255.9 million from the issuance of additional senior unsecured notes, $170.9 million in equipment financing, and $52.2 million in contingent obligations from the IMC acquisition, offset by a decrease of $41.1 million in contingent obligations from the MacKellar obligation, a decrease of $55.7 million upon final settlement of the convertible debentures and $36.5 million on the Credit Facility. We have no off-balance sheet arrangements.
Credit Facility
On April 2, 2026, we entered into an Amended and Restated Credit Agreement (the “Credit Facility”) with a syndicate of banks. The facility matures on April 7, 2029, with an option for annual extensions, subject to certain conditions. The Credit Facility consists solely of a revolving facility, comprising a Canadian dollar tranche of $300.0 million and an Australian dollar tranche of $250.0 million AUD, for a total lending capacity of $545.6 million based on the exchange rate as of June 30, 2026. As of June 30, 2026, borrowings under the Credit Facility totaled $145.0 million in the Canadian dollar tranche and $nil AUD in the Australian dollar tranche, amounting to $145.0 million in total borrowings using the exchange rate in effect as at June 30, 2026. Additionally, $71.0 million in letters of credit were issued. Borrowing availability at June 30, 2026 was $329.5 million.
The Credit Facility permits:
•Senior Unsecured Notes with no limit,
•Equipment financing up to $500.0 million (including guarantees to certain joint ventures),
•Other borrowings up to $20.0 million,
•An accordion feature of $100.0 million.
Key financial covenants include:
•Senior Debt to Bank EBITDA Ratio ≤ 3.0:1,
•Total Debt to Bank EBITDA Ratio ≤ 4.0:1,
•Interest Coverage Ratio > 3.0:1.
Covenants are tested quarterly on a trailing four-quarter basis. As of June 30, 2026, we were in compliance with all covenants and expect to remain compliant over the next twelve months.
We serve as guarantor for amounts drawn under revolving equipment lease credit facilities with a combined capacity of $115.0 million, available to MNALP, and no limit available to Nuna, both affiliates. These facilities enable MNALP and Nuna to access funding through lease agreements or equipment finance contracts, supported by

Management's Discussion and Analysis June 30, 2026	M-21	North American Construction Group Ltd.

appropriate documentation. As the primary operator of MNALP’s equipment under a subcontractor agreement, we provide this guarantee to cover any potential shortfall in the event of insolvency, with the underlying equipment pledged as collateral. As at June 30, 2026, our outstanding guarantees on these facilities totaled $10.3 million for MNALP and $nil for Nuna. There have been no instances or indications of non-payment by MNALP or Nuna, and accordingly, no liability has been recognized in our financial statements.
Senior Unsecured Notes
7.75% Senior unsecured notes
On May 1, 2025, we completed an initial private placement of $225.0 million aggregate principal amount of senior unsecured notes due May 1, 2030. On October 22, 2025, we completed an additional private placement of $125.0 million aggregate principal amount as part of the same series as the initial notes, bringing the total outstanding balance to $350.0 million (the “Notes”). The additional offering was issued at a premium of $3.8 million, included within Long-term debt and amortized straight-line through interest expense. The Notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025.
The indenture governing the Notes (the “Indenture”) contains customary covenants that limit our ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control, we may be required to offer to repurchase Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.
Prior to May 1, 2027, we may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.75% of the principal amount of Notes redeemed from the proceeds of an equity offering, or may redeem more than 40% of the principal amount of Notes outstanding by payment of certain higher premiums set out in more detail in the Indenture. On or after May 1, 2027, we may redeem all or any part of the Notes, upon notice to the holders, by paying a cash redemption price equal to 103.875% of the principal amount for redemptions in 2027, 101.938% of the principal amount for redemptions beginning May 1, 2028 and 100% of the principal amount for redemptions beginning May 1, 2029. Upon any redemption, we will also pay all accrued and unpaid interest up to the date of redemption.
The Notes are subordinate to the Company's Credit Facility, equipment financing and building mortgage.
7.00% Senior unsecured notes
On June 16, 2026, we completed a private placement of $200.0 million aggregate principal amount of senior unsecured notes due June 16, 2031. The notes accrue interest at the rate of 7.00% per annum, payable semi-annually in arrears on June 16 and December 16 each year, commencing on December 16, 2026.
The indenture governing the Notes (the “Indenture”) contains customary covenants that limit our ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control, we may be required to offer to repurchase Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.
Prior to June 16, 2028, we may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.00% of the principal amount of Notes redeemed from the proceeds of an equity offering, or may redeem all or any part of the Notes outstanding by payment of certain higher premiums set out in more detail in the Indenture. On or after June 16, 2028, we may redeem all or any part of the Notes, upon notice to the holders, by paying a cash redemption price equal to 103.50% of the principal amount for redemptions, 101.75% for redemptions beginning June 16, 2029 and 100% of the principal amount for redemptions beginning June 16, 2030. Upon any redemption, we will also pay all accrued and unpaid interest up to the date of redemption.
The Notes are subordinate to the Company's Credit Facility, equipment financing and building mortgage.

Management's Discussion and Analysis June 30, 2026	M-22	North American Construction Group Ltd.

Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at August 7, 2026, there were 27,710,462 voting common shares outstanding, which included 796,568 voting common shares held by the trust and classified as treasury shares on our Consolidated Balance Sheets (27,710,462 common shares, including 881,390 common shares classified as treasury shares at June 30, 2026).
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.
Convertible debentures
On March 31, 2026, the Company’s 5.00% convertible debentures, with an aggregate principal amount of $55,000, matured in accordance with their original terms. Prior to maturity, holders converted $25 of principal into 999 common shares. The remaining principal balance of $54,975, plus an additional $1,375 for accrued and unpaid interest up to but excluding the maturity date, was settled in cash, funded through the Company's existing Credit Facility. As a result, all obligations under these debentures were extinguished as of the maturity date. The settlement did not result in any gain or loss on extinguishment.
On January 29, 2025, we issued a notice of redemption to the holders of 5.50% convertible debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the redemption date of February 28, 2025. Holders had the option to convert debentures into common shares of the Company prior to the redemption date at a price of $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. Between January 29, 2025 and February 28, 2025, holders elected to convert $72.7 million of the outstanding principal amount into 3,002,231 common shares. We paid the remaining balance of $1.4 million in cash and delisted the debentures from the Toronto Stock Exchange. We also derecognized unamortized deferred financing costs of $1.9 million related to these debentures.
Swap Agreement
On May 29, 2024, we entered into a swap agreement with a financial institution to manage risk associated with our stock-based compensation arrangements. The agreement is structured to mitigate exposure to fluctuations in our share price and includes provisions for early termination. The swap is not designated as a hedge for accounting purposes; therefore, changes in its fair value are recognized in the Consolidated Statements of Operations and Comprehensive Income. Additional details regarding the financial impact and fair value measurement of the swap are discussed under Non-Operating Income and Expense section of this Management's Discussion and Analysis.
Share purchase program
On November 20, 2025, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,729,056 common shares were authorized to be purchased. During the three months ended June 30, 2026, the Company purchased and subsequently cancelled 529,658 shares under this NCIB, which resulted in a decrease to common shares of $4.9 million, a decrease to additional paid-in capital of $0.1 million, and a decrease to retained earnings of $5.2 million. During the six months ended June 30, 2026, the Company purchased and subsequently cancelled 1,112,018 shares under this NCIB, which resulted in a decrease to common shares of $10.1 million, a decrease to additional paid-in capital of $5.0 million, and a decrease to retained earnings of $6.8 million. To support the NCIB, the Company entered into an automatic share purchase plan with a designated broker. This plan allows for the purchase of up to 2,729,056 common shares until the NCIB’s expiry on November 19, 2026.
Subsequent to the three months ended June 30, 2026, as of August 7, 2026, the Company purchased and subsequently cancelled 110,000 shares under this NCIB, which resulted in a decrease of common shares of $1.0 million and a decrease to retained earnings of $1.1 million.

Management's Discussion and Analysis June 30, 2026	M-23	North American Construction Group Ltd.

During the six months ended June 30, 2025, the Company purchased and subsequently cancelled 529,700 shares under another NCIB which commenced on November 4, 2024, which resulted in a decrease to common shares of $4.7 million and a decrease to additional paid-in capital of $7.3 million. During the year ended December 31, 2025, the Company completed this NCIB on November 3, 2025, upon the purchase and cancellation of a total of 1,781,550 common shares, which resulted in a decrease to common shares of $15.7 million and a decrease to additional paid-in capital of $22.2 million.
Debt ratings
On June 9, 2026, we received a credit rating from S&P Global Ratings ("S&P") of "BB-" (negative). On April 24, 2025, we received a credit rating from Morningstar DBRS ("Morningstar") of "BB (high)" (stable). On April 23, 2026, Morningstar re-confirmed their rating.
Backlog
The following summarizes our non-GAAP reconciliation of backlog as at June 30, 2026, and the preceding quarter, as well as revenue generated from backlog for each quarter:

	June 30, 2026	December 31, 2025
Performance obligations per financial statements	$76,645	$105,049
Add: undefined committed volumes	3,552,733	2,707,860
Backlog(i)	$3,629,378	$2,812,909
Equity method investment backlog(i)	199,829	232,038
Combined backlog(i)	$3,829,207	$3,044,947
(i)See "Non-GAAP Financial Measures".
During the six months ended June 30, 2026, backlog increased by $816.5 million, and combined backlog increased by $784.3 million on a net basis compared to December 31, 2025. The increase primarily reflects new contract awards and scope expansions, and the contribution from the IMC acquisition, partially offset by revenue recognized on existing contracts.
Revenue recognized from backlog during the six months ended June 30, 2026, was $684.3 million. We estimate that approximately $635.2 million of the backlog reported above will be performed over the remainder of 2026, resulting in a combined total of $1,319.6 million expected to be realized in the current fiscal year. For the year ended December 31, 2025, revenue recognized from backlog was $1,313.0 million.
Related parties
Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	June 30, 2026	December 31, 2025
Accounts receivable	$81,937	$66,899
Contract assets	1,501	5,668
Other assets	2,502	475
Accounts payable	3,383	4,187
Accrued liabilities	15,316	16,011
We enter into transactions with our joint ventures and affiliates for services consisting primarily of subcontractor services, management fees, equipment rental, and sales of equipment and components. All such transactions are conducted in the normal course of operations at terms established and agreed upon by the related parties. The majority of services provided in the oil sands region are performed through the MNALP joint venture, in which MNALP acts as the primary contractor and subcontracts work to us. We also provide mine services through IMC PKKPE, a joint venture that enters into mine services contracts with external customers and subcontracts the related site work to IMC.
For the three and six months ended June 30, 2026, consolidated revenue earned from these arrangements totaled $129.5 million and $257.6 million, respectively (three and six months ended June 30, 2025 - $152.1 million and

Management's Discussion and Analysis June 30, 2026	M-24	North American Construction Group Ltd.

$321.8 million, respectively). Accounts receivable are recognized on our consolidated balance sheet when the joint venture invoices the external customer, and are derecognized upon the joint venture's receipt of payment. As at June 30, 2026, MNALP and IMC PKKPE had combined accounts receivable of $73.7 million on a 100% basis (December 31, 2025 - $63.9 million).
The accounts receivable, contract assets, accounts payable, and contract liabilities balances noted above are primarily attributable to these arrangements with MNALP and IMC PKKPE. Other assets and accrued liabilities relate to loans to and from affiliates, primarily for working capital requirements and advances against future dividends from MNALP and Nuna, including accumulated interest on outstanding loan balances.
OUTLOOK
Our operational priorities for 2026 are:
•Safety - safety-first mentality across all global operations - ensuring EVERYONE GETS HOME SAFE;
•Australian workforce mix - optimize heavy equipment maintenance workforce mix in Australia, following the improvements implemented in the second half of 2025;
•Cost reduction - following two years of major growth in Queensland, review and reduce discretionary operating costs while fully maintaining customer requirements;
•Integration - with the Iron Mine Contracting transaction complete, continued commissioning of the expanded fleet in Western Australia to support growth and operational scale;
•Civil execution - deliver the successful completion of the Fargo-Moorhead flood diversion project, reinforcing our large-scale civil execution capabilities; and
•Mechanical availability - continue to improve mechanical availability and reliability of a right-sized heavy equipment fleet in the oil sands region.
Our growth drivers for 2026 and beyond are the strategic building blocks of our success:
•Scaling into a Tier 1 Contractor in Australia - provides ability to secure larger scopes in the much sought-after mining regions of Western Australia and Queensland;
•Securing infrastructure awards across North America - targeting nation-building projects in Canada and mass civil earthwork scopes in the United States for which we have deep experience and expertise; and
•Expanding mining services in Canada and the United States - leveraging our over 70 years of experience, ensuring we are front and center as ever-increasing mine scopes in both countries are issued and awarded.
The following table provides projected key measures for 2026, inclusive of IMC. The 2026 outlook is based on strong proforma contractual backlog of $3.8 billion. For 2026, the company raised the combined revenue midpoint to $1.7 billion from $1.6 billion based on stronger than expected revenue in the first half of 2026. Adjusted EBITDA is projected at $400 million at the midpoint, reflecting actual Q2, and meaningful improvements in the second half. These improvements are expected as IMC opportunities are fully realized, newly acquired heavy equipment assets are commissioned, and seasonal activity strengthens.

Key measures	Current Outlook	Previous Outlook
Combined revenue(i)	$1.6 - $1.8B	$1.5 - $1.7B
Adjusted EBITDA(i)	$380 - $420M	No change
Free cash flow(i)	$110 - $130M	No change
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis June 30, 2026	M-25	North American Construction Group Ltd.

ACCOUNTING ESTIMATES, PRONOUNCEMENTS, AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2025.
Recent accounting pronouncements not yet adopted
Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. We are assessing the impact the adoption of this standard may have on our consolidated financial statements.
Intangibles – Goodwill and Other – Internal-Use Software
In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software. This accounting standard update was issued to modernize the accounting for software costs that are accounted for under Subtopic 350-40 by making targeted improvements to 350-40 to increase the operability of the recognition guidance considering different methods of software development. This standard is effective for annual statements for the fiscal year beginning after December 15, 2027, with early adoption permitted. We are assessing the impact the adoption of this standard may have on our consolidated financial statements.
Non-GAAP financial measures
We believe that the below non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method, as well as the economic benefit generated by IMC for the period from December 31, 2025, through the acquisition completion date of April 7, 2026.
"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization, as well as the economic benefit generated by IMC for the period from December 31, 2025, through the acquisition completion date of April 7, 2026.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
"Adjusted net earnings" is defined as net income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, certain other non-cash items included in the calculation of net income, as well as the economic benefit generated by IMC for the period from December 31, 2025, through the acquisition completion date of April 7, 2026. These adjustments are tax effected in the calculation of adjusted net earnings.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures for capital expenditures, capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;

Management's Discussion and Analysis June 30, 2026	M-26	North American Construction Group Ltd.

•reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect cash requirements for assets depreciated and amortized that may have to be replaced in the future.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term, is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 6 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction. Our equity consolidated backlog is calculated based on backlog amounts from our joint venture and affiliates and taken at our ownership percentage.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Cash liquidity" is defined as cash plus available and unused Credit Facility less outstanding letters of credit.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs.
"Combined backlog" is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method, as well as the economic benefit generated by IMC for the period from December 31, 2025, through the acquisition completion date of April 7, 2026. This measure is reviewed by management to assess the impact of affiliates and joint ventures’ gross profit on our adjusted EBITDA margin.
"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. For clarity, based on this definition cash generated by joint venture is reported as free cash flow upon issuance of dividends or advances. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"General and administrative expenses (excluding stock-based compensation)" is a measure of general and administrative expenses recorded on the statement of operations less expenses related to stock-based compensation.
"Growth capital", "growth capital additions", and "growth spending" are defined as spending related to new or used revenue-generating and customer facing assets which result in a meaningful increase to earnings and cash flow. For clarity, growth spending is not intended to replace an existing asset.
"Invested capital" is defined as total shareholders' equity plus net debt.

Management's Discussion and Analysis June 30, 2026	M-27	North American Construction Group Ltd.

"Net debt" is defined as senior-secured debt plus the sum of the outstanding principal balance (current and long-term portions) of: senior unsecured notes; vendor financing; and convertible debentures less cash recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior-secured debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: finance leases; borrowings under our credit facilities (excluding outstanding Letters of Credit); promissory notes; financing obligations; and mortgage debt. We believe senior-secured debt is a meaningful measure in understanding our debt obligations.
"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method.
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method, as well as the economic benefit generated by IMC for the period from December 31, 2025, through the acquisition completion date of April 7, 2026. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
“Net debt leverage” is calculated as net debt at period end divided by the trailing twelve-month adjusted EBITDA. We believe this provides meaningful information about our ability to repay and service debt held at period end.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
“Total net working capital (excluding cash and current portion of long-term debt)” represents net working capital, less the cash and current portion of long-term debt balances.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2026, such disclosure controls and procedures were effective. In accordance with the provisions of National Instrument 52-109

Management's Discussion and Analysis June 30, 2026	M-28	North American Construction Group Ltd.

– Certification of Disclosure in Issuers’ Annual and Interim Filings, management’s assessment of our disclosure controls and procedures did not include the internal controls of IMC, which is included in our 2026 Q2 consolidated financial statements and represented approximately 8% of total assets, 12% of revenues and 34% of net income, respectively for the six months ended June 30, 2026.
Management’s report on internal control over financial reporting
There have been no significant changes to our internal controls over financial reporting ("ICFR") for the three months ended June 30, 2026, that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see "Our Business - Health, Safety and Environmental" in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at June 30, 2026, we had 512 salaried employees and 1,575 hourly employees in our Australian operations. Approximately 1,000 are covered under the Fair Work Act and Modern Awards or Enterprise Agreements. These agreements define minimum pay rates and conditions of employment.
As at June 30, 2026, we had 181 salaried employees (June 30, 2025 - 204 salaried employees) and 1,246 hourly employees (June 30, 2025 - 1,297 hourly employees) in our Canadian operations (excluding employees employed by affiliates and joint ventures). Of the hourly employees, approximately 85% of the employees are union members and work under collective bargaining agreements (June 30, 2025 - 82% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "anticipate", "believe", "continue", "expect", "intend", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•our expectations regarding the commencement, operational ramp-up, backlog contribution, capital requirements and performance of the five-year heavy equipment services contract awarded to ML Northern;
•our expectations regarding the operational ramp-up, incremental revenue, increased operational presence and capital requirements associated with the expanded Queensland contract;
•our expectations regarding the integration of IMC, including the timing and amount of additional integration costs, the commissioning of equipment, the realization of operational opportunities and growth, and the contribution of IMC to our Australian operating platform;

Management's Discussion and Analysis June 30, 2026	M-29	North American Construction Group Ltd.

•our expectation that IMC’s operations will broaden our regional client base, enhance our service capabilities and strengthen our ability to participate in long-term mining development opportunities in Western Australia;
•our expectation that IMC’s operations will modestly reduce our exposure to regional seasonality;
•our expectations regarding the benefits of our cost-reduction, workforce optimization, fleet right-sizing, maintenance and operational-efficiency initiatives, including their anticipated effects on mechanical availability, profitability and capital efficiency;
•our plans and expectations regarding our operational priorities and growth drivers, including scaling our Australian operations, securing infrastructure awards in North America, expanding mining services in Canada and the United States, and completing the Fargo-Moorhead flood diversion project;
•our expectation that certain expenses excluded in calculating adjusted net earnings will not reoccur;
•our belief that there is minimal risk associated with the collection of our trade receivables;
•our expectation that we will maintain compliance with our financial covenants over the next twelve months;
•statements regarding the amount of backlog and combined backlog, the timing over which backlog is expected to be performed and the revenue expected to be realized from backlog; and
•all financial guidance and other projections provided in the “Outlook” section of this MD&A, including expectations regarding combined revenue, adjusted EBITDA, free cash flow, second-half performance and the factors expected to contribute to that performance.
Assumptions
Material factors or assumptions used to develop forward-looking statements include, but are not limited to:
•commodity prices, including oil, metallurgical coal, thermal coal and the commodities served by IMC’s customers, remaining at levels that support customers’ existing production plans and capital spending;
•worldwide demand for metallurgical coal, thermal coal, base metals, precious metals, critical minerals and rare earth minerals remaining sufficient to support anticipated mining activity;
•oil sands production and customer activity remaining resilient to fluctuations in oil prices;
•continuing demand for heavy construction, earth-moving, mining, infrastructure, equipment-fuelling and equipment-maintenance services in the jurisdictions in which we operate;
•work continuing to be required under our contracts, master services agreements and other customer arrangements, and those arrangements remaining in effect without material reduction, suspension, termination or adverse scope changes;
•customers meeting their contractual obligations, maintaining sufficient economic viability and paying amounts owing to us on a timely basis;
•customers and prospective customers continuing to outsource activities for which we provide services;
•the new ML Northern contract commencing and ramping up substantially in accordance with the anticipated schedule, with the required personnel, equipment and support infrastructure available when needed;
•the expanded Queensland contract reaching anticipated operating levels, with the remaining required equipment acquired, commissioned and available substantially in accordance with the anticipated schedule;
•our ability to successfully integrate IMC, commission the expanded Western Australian fleet, retain key personnel and customer relationships, and realize the anticipated operational and financial benefits of the acquisition;
•our ability to recruit and retain sufficient qualified personnel, including skilled heavy-equipment operators and maintenance personnel, and to maintain adequate maintenance-facility capacity;
•our ability to source, finance, commission and maintain the appropriate size and mix of owned, financed and rented equipment needed to satisfy customer requirements;
•equipment availability, utilization, productivity and maintenance costs being generally consistent with management’s expectations and historical experience;
•cost-reduction, workforce-optimization and fleet-right-sizing initiatives being implemented as planned without adversely affecting customer service, safety or operational performance;

Management's Discussion and Analysis June 30, 2026	M-30	North American Construction Group Ltd.

•the timing, execution and profitability of major projects, including the Fargo-Moorhead flood diversion project, being generally consistent with current forecasts;
•seasonal and weather conditions, including conditions in the Canadian oil sands and Australian operating regions, not differing materially from those incorporated into management’s forecasts;
•second-half activity levels and revenue contributions being consistent with management’s expectations, including anticipated seasonal strengthening and the realization of IMC-related opportunities;
•operating costs, general and administrative expenses, working-capital requirements, interest costs and capital expenditures remaining generally consistent with current forecasts;
•foreign exchange rates, interest rates, tax rates and regulatory conditions not changing materially from the levels incorporated into management’s forecasts;
•continued access to sufficient liquidity, equipment financing and other sources of capital on acceptable terms;
•continued compliance with the terms and financial covenants of our debt arrangements;
•continued positive relationships with the unions representing certain of our employees;
•affiliates and joint ventures performing substantially in accordance with current forecasts and meeting their obligations to us; and
•our continued ability to execute our business strategy, identify and secure new work, maintain and expand customer relationships, improve operational performance and strengthen our balance sheet.
These material factors and assumptions are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2025, and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" above, "Assumptions" and "Business Risk Factors" in our annual MD&A for the year ended December 31, 2025, and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market, and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed to at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets, and contract portfolios. International projects can expose us to risks beyond those typical for our activities in our home market, including economic, geopolitical, geotechnical, military, adoption of new or expansion of existing tariffs and/or taxes or other restrictions, sanctions risk, partner or third-party intermediary misconduct risks, and other risks beyond our control, including the duration and severity of the impact of global economic downturns. We have experienced no material change in market risk as of the quarter ended June 30, 2026. For a full discussion of market risk please see our annual MD&A for the year ended

Management's Discussion and Analysis June 30, 2026	M-31	North American Construction Group Ltd.

December 31, 2025.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2025, can be found on the Canadian Securities Administrators' SEDAR+ System at www.sedarplus.com, the Securities and Exchange Commission’s website at www.sec.gov and on our Company website at www.nacg.ca.

Management's Discussion and Analysis June 30, 2026	M-32	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	June 30, 2026	December 31, 2025
Assets
Current assets
Cash		$167,676	$100,128
Accounts receivable	4, 7	235,679	148,928
Contract assets	5(b)	32,456	30,472
Inventories	6	85,032	75,660
Prepaid expenses and deposits		10,157	6,925
Assets held for sale		655	107
		531,655	362,220
Property, plant and equipment, net of accumulated depreciation of $660,490 (December 31, 2025 – $582,892)		1,562,209	1,358,852
Operating lease right-of-use assets		13,283	10,734
Investments in affiliates and joint ventures	7	71,479	70,416
Intangible assets		32,145	12,333
Other assets		36,402	5,198
Total assets		$2,247,173	$1,819,753
Liabilities and shareholders' equity
Current liabilities
Accounts payable		$204,673	$102,054
Accrued liabilities		94,846	89,308
Contract liabilities	5(b)	15,572	22,848
Current portion of long-term debt	8	138,409	160,557
Current portion of contingent obligations	13(a)	41,625	34,597
Current portion of operating lease liabilities		2,273	1,495
		497,398	410,859
Long-term debt	8	1,033,803	749,829
Contingent obligations	13(a)	33,039	28,856
Operating lease liabilities		11,461	9,698
Other long-term obligations		23,658	22,607
Deferred tax liabilities		167,579	141,283
		1,766,938	1,363,132
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – June 30, 2026 - 27,710,462 (December 31, 2025 – 28,821,481))	9(a)	272,858	282,957
Treasury shares (June 30, 2026 - 881,390 (December 31, 2025 - 871,244))	9(a)	(15,202)	(14,993)
Additional paid-in capital		—	2,807
Retained earnings		178,225	176,463
Accumulated other comprehensive income		44,354	9,387
Shareholders' equity		480,235	456,621
Total liabilities and shareholders' equity		$2,247,173	$1,819,753
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2026	2025	2026	2025
Revenue	5	$400,963	$320,634	$720,182	$661,467
Cost of sales	11	298,097	230,293	518,494	472,521
Depreciation		59,456	54,511	115,465	115,225
Gross profit		43,410	35,830	86,223	73,721
General and administrative expenses		20,316	12,662	40,755	20,344
Amortization of intangible assets		1,227	489	1,786	1,090
Loss (gain) on disposal of property, plant and equipment		1,330	(110)	1,260	(1,084)
Operating income		20,537	22,789	42,422	53,371
Interest expense, net	12	18,880	14,123	35,570	27,639
Equity (earnings) loss in affiliates and joint ventures	7	(2,093)	5,133	(4,869)	1,850
(Gain) loss on derivative financial instruments	13(b)	(75)	750	750	7,662
Change in fair value of contingent obligations	13(a)	(9,347)	(13,238)	(11,998)	(10,208)
Income before income taxes		13,172	16,021	22,969	26,428
Current income tax (benefit) expense		(3,050)	798	(661)	2,575
Deferred income tax expense		6,846	4,973	8,700	7,440
Net income		9,376	10,250	14,930	16,413
Other comprehensive income
Unrealized foreign currency translation (gain) loss		(10,231)	559	(34,967)	81
Comprehensive income		$19,607	$9,691	$49,897	$16,332

Per share information
Basic net income per share	9(b)	$0.35	$0.35	$0.55	$0.57
Diluted net income per share	9(b)	$0.34	$0.33	$0.53	$0.55
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
Balance at December 31, 2024	$228,961	$(15,913)	$20,819	$156,271	$(1,102)	$389,036
Net income	—	—	—	16,413	—	16,413
Unrealized foreign currency translation loss	—	—	—	—	(81)	(81)
Dividends ($0.24 share)	—	—	—	(6,986)	—	(6,986)
Share purchase program	(4,724)	—	(7,291)	—	—	(12,015)
Purchase of treasury shares	—	(243)	—	—	—	(243)
Stock-based compensation	—	—	3,255	—	—	3,255
Conversion of convertible debentures	70,837	—	—	—	—	70,837
Balance at June 30, 2025	$295,074	$(16,156)	$16,783	$165,698	$(1,183)	$460,216

Balance at December 31, 2025	$282,957	$(14,993)	$2,807	$176,463	$9,387	$456,621
Net income	—	—	—	14,930	—	14,930
Unrealized foreign currency translation gain	—	—	—	—	34,967	34,967
Dividends ($0.24 share)	—	—	—	(6,337)	—	(6,337)
Share purchase program	(10,124)	—	(5,046)	(6,831)	—	(22,001)
Purchase of treasury shares	—	(209)	—	—	—	(209)
Stock-based compensation	—	—	2,239	—	—	2,239
Conversion of convertible debentures	25	—	—	—	—	25
Balance at June 30, 2026	$272,858	$(15,202)	$—	$178,225	$44,354	$480,235
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2026	2025	2026	2025
Cash provided by (used in)
Operating activities:
Net income		$9,376	$10,250	$14,930	$16,413
Adjustments to reconcile net income to cash from operating activities:
Depreciation		59,456	54,511	115,465	115,225
Amortization of deferred financing costs	12	805	692	1,691	1,274
Loss (gain) on disposal of property, plant and equipment		1,330	(110)	1,260	(1,084)
(Gain) loss on derivative financial instruments		(75)	750	750	7,662
Unrealized foreign currency loss (gain)		2,395	(637)	2,739	1,340
Stock-based compensation expense (benefit)		230	964	2,868	(2,444)
Equity (earnings) loss in affiliates and joint ventures	7	(2,093)	5,133	(4,869)	1,850
Dividends received from affiliates and joint ventures	7	7,837	87	8,184	1,174
Change in fair value of contingent obligations	13(a)	(9,347)	(13,238)	(11,998)	(10,208)
Deferred income tax expense		6,846	4,973	8,700	7,440
Other adjustments to cash from operating activities		1,100	511	1,475	1,175
Net changes in non-cash working capital	14(b)	13,066	788	(20,464)	(23,725)
		90,926	64,674	120,731	116,092
Investing activities:
Acquisition of IMC, net of cash acquired	15	(37,535)	—	(37,535)	—
Purchase of property, plant and equipment		(93,099)	(74,660)	(141,775)	(167,733)
Additions to intangible assets		(679)	(586)	(1,251)	(1,299)
Proceeds on disposal of property, plant and equipment		3,136	1,215	5,535	3,285
Net (advances) collections of loans with affiliates and joint ventures		(6,615)	2,208	(5,935)	143
		(134,792)	(71,823)	(180,961)	(165,604)
Financing activities:
Proceeds from long-term debt	8	368,897	468,293	513,638	565,474
Repayment of long-term debt	8	(235,616)	(420,584)	(279,859)	(466,073)
Financing costs		(4,799)	(6,872)	(4,897)	(6,872)
Settlement of convertible debentures	8(c)	—	—	(54,975)	(1,357)
Dividends paid	9(d)	(3,200)	(3,557)	(6,472)	(6,579)
Payments towards contingent obligations	13(a)	(24,105)	(20,648)	(24,105)	(21,513)
Share purchase program	9(c)	(10,219)	(9,494)	(22,001)	(12,015)
Purchase of treasury shares	9(a)	(105)	(120)	(209)	(243)
		90,853	7,018	121,120	50,822
Increase (decrease) in cash		46,987	(131)	60,890	1,310
Effect of exchange rate on changes in cash		(440)	915	6,658	(160)
Cash, beginning of period		121,129	78,241	100,128	77,875
Cash, end of period		$167,676	$79,025	$167,676	$79,025
Supplemental cash flow information (note 14(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company") was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors within Canada, the United States, and Australia.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States, and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships, and joint ventures.
The Company's full year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality with variability in weather at times having a direct impact on revenue. In the Queensland and New South Wales regions of Australia, production-related mine support and rental revenue can be impacted by the rainy cyclone season from November through March. During this period, heavy rains can temporarily suspend mining operations from both the direct impacts to the mine itself as well as flooding that can damage perimeter roads required for critical supplies and parts. In Western Australia, the winter months, typically June to August, can bring consistent rain which can hamper equipment utilization. Oil sands mining in Canada revenues are typically highest in the first quarter of each year as ground conditions are most favourable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favourable for this type of work. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
3. Recent accounting pronouncements not yet adopted
a) Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
b) Intangibles – Goodwill and Other – Internal-Use Software
In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software. This accounting standard update was issued to modernize the accounting for software costs that are accounted for under Subtopic 350-40 by making targeted improvements to 350-40 to increase the operability of the recognition guidance considering different methods of software development. This standard is effective for annual statements for the fiscal year beginning after December 15, 2027, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-5	North American Construction Group Ltd.

4. Accounts receivable

	June 30, 2026	December 31, 2025
Trade	$97,928	$51,717
Holdbacks	5,627	3,184
Accrued trade receivables	89,538	63,199
Contract receivables	$193,093	$118,100
Other	42,586	30,828
	$235,679	$148,928
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period. Included within other are commodity tax receivables, receivables from related parties, and other non-trade receivables.
5. Revenue
a) Disaggregation of revenue

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Revenue by source
Operations support services	$339,606	$285,420	$634,090	$599,680
Construction services	55,273	25,591	76,048	41,215
Equipment and component sales	6,084	9,623	10,044	20,572
	$400,963	$320,634	$720,182	$661,467
By commercial terms
Time-and-materials	$328,010	$259,582	$595,830	$542,232
Unit-price	71,174	59,719	120,562	113,926
Lump-sum	1,442	1,333	3,453	5,309
Cost-plus	337	—	337	—
	$400,963	$320,634	$720,182	$661,467
Revenue recognition method
As-invoiced	$312,808	$259,227	$564,065	$543,929
Cost-to-cost percent complete	82,071	51,784	146,073	96,966
Point-in-time	6,084	9,623	10,044	20,572
	$400,963	$320,634	$720,182	$661,467
b) Contract balances

	June 30, 2026	December 31, 2025
Contract assets	$32,456	$30,472
Contract liabilities
Contract liabilities	15,572	22,848
Long-term contract liabilities (included in other long-term obligations)	—	1,836
	$15,572	$24,684
Contract assets represent unbilled amounts for revenue recognized from work performed when the Company does not yet have an unconditional right to payment. These balances typically arise from percentage-of-completion contracts where revenue recognized exceeds amounts billed to customers. Contract assets may also include variable consideration, such as unapproved contract modifications, or amounts related to transactions in which control of an asset is transferred before the criteria to derecognize a liability to a counterparty are met. The increase in contract assets was due to the acquisition of IMC and higher cost-to-cost percent complete measurements across various scopes of work, partially offset by the derecognition of $16,564 in contract assets following the reassignment of financing obligations associated with an equipment sale. The sale was recognized as of December 31, 2025, with the final transfer of the related financing obligations completed on January 29, 2026.
Contract liabilities are amounts received in advance from customers, including billings in excess of costs incurred and upfront payments for long-term contracts. These are recognized when payments precede the fulfillment of performance obligations and are realized as revenue once the Company completes the related work. During the

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-6	North American Construction Group Ltd.

three and six months ended June 30, 2026, the Company recognized revenue of $6,460 and $17,483, respectively, that was included in the contract liability balance as of March 31, 2026, and December 31, 2025, respectively ($304 and $nil in 2025 that was included in the contract balance as of March 31, 2025, and December 31, 2024, respectively).
c) Transaction price allocated to the remaining performance obligations
The following table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.

For the year ended December 31,
2026 (excluding the six months ended June 30, 2026)	$76,596
2027	49
$76,645
d) Unapproved contract modifications
The Company recognized revenue from variable consideration related to unapproved contract modifications for the three and six months ended June 30, 2026, of $10,077 and $12,409, respectively (three and six months ended June 30, 2025 – $213 and $2,897). The Company also assumed $5,454 of outstanding unapproved contract modifications upon acquisition of IMC. The Company settled and collected $4,378 and $5,048, respectively, of outstanding unapproved contract modifications in the three and six months ended June 30, 2026. The Company has recorded amounts in current assets related to uncollected consideration from revenue recognized on unapproved contract modifications as at June 30, 2026, of $16,137 (December 31, 2025 – $3,223).
6. Inventories

	June 30, 2026	December 31, 2025
Repair parts	$64,463	$58,451
Fuel and lubricants	2,234	1,470
Parts and supplies	66,697	59,921
Parts, supplies and components for equipment rebuilds	17,449	15,565
Customer rebuild work in process	886	174
	$85,032	$75,660
Parts and supplies relate to inventory held for internal consumption. Parts, supplies and components for equipment rebuilds and customer rebuild work in process relate to inventory held for external sales.
7. Investments in affiliates and joint ventures
The following is a summary of the Company’s interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
Mikisew North American Limited Partnership ("MNALP")	49%
Fargo joint ventures "Fargo"
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
NAYL Realty Inc.	49%
Barrooghumba WPH Pty Ltd.	50%
Ngaliku WPH Pty Ltd.	50%
IMC PKKPE JV Pty Ltd ("IMC PKKPE")	50%

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-7	North American Construction Group Ltd.

The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Balance, beginning of period	$74,812	$86,341	$70,416	$84,692
Additions arising from the acquisition of IMC	4,662	—	4,662	—
Share of net income (loss)	2,093	(5,133)	4,869	(1,850)
Dividends and advances received from affiliates and joint ventures	(7,837)	(87)	(8,184)	(1,174)
Intercompany eliminations and other	(2,251)	(1,940)	(284)	(2,487)
Balance, end of period	$71,479	$79,181	$71,479	$79,181
IMC PKKPE JV Pty Ltd. has been added through the acquisition of IMC (note 15). This entity is a joint venture between IMC and PKKP Enterprises, an Indigenous-owned entity. The joint venture was established to support the award of certain customer contracts through the involvement of an Indigenous business partner. All services under the joint venture contracts are performed by IMC. The entity continues in its operations following the acquisition.
a) Affiliate and joint venture condensed financial data
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

June 30, 2026	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Assets
Cash	$24,673	$1,125	$190	$3,111	$72	$29,171
Other current assets	21,418	36,311	24,561	4,467	1,935	88,692
Non-current assets	260,148	12,246	17,898	—	7,524	297,816
Total assets	$306,239	$49,682	$42,649	$7,578	$9,531	$415,679
Liabilities
Contract liabilities	$6,832	$—	$—	$—	$1	$6,833
Other current liabilities (excluding current portion of long-term debt)	48,824	30,566	593	3,237	1,943	85,163
Long-term debt (including current portion)	231,136	5,060	5,236	532	5,768	247,732
Non-current liabilities	67	—	4,168	—	237	4,472
Total liabilities	$286,859	$35,626	$9,997	$3,769	$7,949	$344,200
Net investments in affiliates and joint ventures	$19,380	$14,056	$32,652	$3,809	$1,582	$71,479

December 31, 2025	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Assets
Cash	$15,820	$10,365	$161	$—	$362	$26,708
Other current assets	36,880	52,157	23,611	—	1,422	114,070
Non-current assets	276,530	11,097	18,922	—	6,928	313,477
Total assets	$329,230	$73,619	$42,694	$—	$8,712	$454,255
Liabilities
Contract liabilities	$21,077	$—	$184	$—	$57	$21,318
Other current liabilities (excluding current portion of long-term debt)	68,295	28,544	140	—	1,454	98,433
Long-term debt (including current portion)	221,231	28,249	4,265	—	5,858	259,603
Non-current liabilities	105	—	4,380	—	—	4,485
Total liabilities	$310,708	$56,793	$8,969	$—	$7,369	$383,839
Net investments in affiliates and joint ventures	$18,522	$16,826	$33,725	$—	$1,343	$70,416
Included within the Company's share of Nuna, as at June 30, 2026, are contract assets (other current assets) of $1,591 from variable consideration related to unapproved contract modifications (December 31, 2025 – $1,591).

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-8	North American Construction Group Ltd.

Statements of Operations

Three months ended June 30, 2026	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$35,403	$61,462	$6,485	$6,274	$2,642	$112,266
Depreciation	1,870	596	581	—	(8)	3,039
Gross profit	2,287	1,526	165	1,206	338	5,522
General and administrative expenses	3,044	202	830	440	4	4,520
Interest expense (income)	319	19	78	(21)	59	454
Income (loss) before taxes	509	1,545	(948)	787	184	2,077
Net income (loss)	509	1,545	(650)	551	138	2,093

Three months ended June 30, 2025	Fargo(i)	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$31,512	$79,126	$6,607	$—	$4,598	$121,843
Depreciation	2,500	2,646	407	—	—	5,553
Gross (loss) profit	(4,962)	1,718	505	—	305	(2,434)
General and administrative expenses	11,094	431	1,370	—	4	12,899
Interest (income) expense, net	(368)	350	113	—	60	155
(Loss) income before taxes	(5,661)	937	(995)	—	409	(5,310)
Net (loss) income	(5,661)	937	(692)	—	283	(5,133)

Six months ended June 30, 2026	Fargo	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$61,762	$128,563	$13,862	$6,274	$4,982	$215,443
Depreciation	4,028	1,106	1,165	—	55	6,354
Gross profit	4,021	3,717	931	1,206	521	10,396
General and administrative expenses	3,491	364	2,026	440	4	6,325
Interest expense (income)	506	145	134	(21)	99	863
Income (loss) before taxes	24	5,070	(1,412)	787	307	4,776
Net income (loss)	24	5,070	(1,008)	551	232	4,869

Six months ended June 30, 2025	Fargo(i)	MNALP	Nuna	IMC PKKPE	Other entities	Total
Revenue	$60,765	$172,979	$19,231	$—	$4,765	$257,740
Depreciation	5,994	4,998	832	—	94	11,918
Gross (loss) profit	(3,102)	3,967	2,056	—	440	3,361
General and administrative expenses	21,296	847	2,944	—	13	25,100
Interest (income) expense, net	(954)	705	247	—	97	95
(Loss) income before taxes	(4,230)	2,415	(1,104)	—	861	(2,058)
Net (loss) income	(4,230)	2,415	(813)	—	778	(1,850)

(i)Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
b) Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

	June 30, 2026	December 31, 2025
Accounts receivable	$81,937	$66,899
Contract assets	1,501	5,668
Other assets	2,502	475
Accounts payable	3,383	4,187
Accrued liabilities	15,316	16,011
The Company enters into transactions with its joint ventures and affiliates for services consisting primarily of subcontractor services, equipment rental, and sales of equipment and components. All such transactions are conducted in the normal course of operations at terms established and agreed upon by the related parties. The majority of these services are performed through the MNALP joint venture, in which MNALP acts as the primary contractor and subcontracts work to the Company. The Company also provides mine services through IMC PKKPE,

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-9	North American Construction Group Ltd.

a joint venture that enters into mine services contracts with external customers and subcontracts the related site work to IMC.
For the three and six months ended June 30, 2026, consolidated revenue earned from these arrangements was $129,494 and $257,624, respectively (three and six months ended June 30, 2025 - $152,081 and $321,833, respectively). Accounts receivable are recognized on the Company's consolidated balance sheet when the joint venture invoices the external customer, and are derecognized upon the joint venture's receipt of payment. As at June 30, 2026, MNALP and IMC PKKPE had combined accounts receivable of $73,743 on a 100% basis (December 31, 2025 – $63,854).
8. Long-term debt

	Note	June 30, 2026	December 31, 2025
Senior unsecured notes	8(a)	$550,000	$350,000
Equipment financing	8(b)	459,125	309,238
Credit Facility	8(d)	145,000	174,156
Convertible debentures	8(e)	—	55,000
Mortgage		26,302	26,742
Unamortized debt premium on senior secured notes		3,248	3,587
Unamortized deferred financing costs		(11,463)	(8,337)
		$1,172,212	$910,386
Less: current portion of long-term debt		(138,409)	(160,557)
		$1,033,803	$749,829
The current portion of long-term debt in both periods includes amounts due within the next 12 months for equipment financing and mortgage.
a) Senior Unsecured Notes

	Note	June 30, 2026	December 31, 2025
7.75% senior unsecured notes	8(a)(i)	$350,000	$350,000
7.00% senior unsecured notes	8(a)(ii)	200,000	—
		$550,000	$350,000
i) 7.75% Senior unsecured notes
On May 1, 2025, the Company completed an initial private placement of $225.0 million aggregate principal amount of senior unsecured notes due May 1, 2030. On October 22, 2025, the Company completed an additional private placement of $125.0 million aggregate principal amount as part of the same series as the initial notes, bringing the total outstanding balance to $350.0 million (the “Notes”). The additional offering was issued at a premium of $3.8 million, included within Long-term debt and amortized straight-line through interest expense. The Notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025.
The indenture governing the Notes (the “Indenture”) contains customary covenants that limit the Company's ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control of the Company, the Company may be required to offer to repurchase Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-10	North American Construction Group Ltd.

Prior to May 1, 2027, the Company may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.75% of the principal amount of Notes redeemed from the proceeds of an equity offering, or may redeem more than 40% of the principal amount of Notes outstanding by payment of certain higher premiums set out in more detail in the Indenture. On or after May 1, 2027, the Company may redeem all or any part of the Notes, upon notice to the holders, by paying a cash redemption price equal to 103.875% of the principal amount for redemptions in 2027, 101.938% of the principal amount for redemptions beginning May 1, 2028 and 100% of the principal amount for redemptions beginning May 1, 2029. Upon any redemption, the Company will also pay all accrued and unpaid interest up to the date of redemption.
The Notes are subordinate to the Company's Credit Facility, equipment financing and building mortgage.
ii) 7.00% Senior unsecured notes
On June 16, 2026, the Company completed a private placement of $200.0 million aggregate principal amount of senior unsecured notes due June 16, 2031. The notes accrue interest at the rate of 7.00% per annum, payable semi-annually in arrears on June 16 and December 16 each year, commencing on December 16, 2026.
The indenture governing the Notes (the “Indenture”) contains customary covenants that limit the Company's ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control of the Company, the Company may be required to offer to repurchase Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.
Prior to June 16, 2028, the Company may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.00% of the principal amount of Notes redeemed from the proceeds of an equity offering, or may redeem all or any part of the Notes outstanding by payment of certain higher premiums set out in more detail in the Indenture. On or after June 16, 2028, the Company may redeem all or any part of the Notes, upon notice to the holders, by paying a cash redemption price equal to 103.50% of the principal amount for redemptions, 101.75% for redemptions beginning June 16, 2029 and 100% of the principal amount for redemptions beginning June 16, 2030. Upon any redemption, the Company will also pay all accrued and unpaid interest up to the date of redemption.
The Notes are subordinate to the Company's Credit Facility, equipment financing and building mortgage.

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-11	North American Construction Group Ltd.

b) Equipment financing

	Note	June 30, 2026	December 31, 2025
Financing obligations	8(c)	$363,238	$225,294
Finance lease obligations		94,160	81,444
Promissory notes		1,727	2,500
		$459,125	$309,238

	Three months ended			Three months ended
	June 30, 2026			June 30, 2025
	Additions	Payments	Change in foreign exchange rates	Additions	Payments	Change in foreign exchange rates
Financing obligations	$127,618	$(25,484)	$4,582	$14,869	$(22,420)	$(920)
Finance lease obligations	23,872	(6,246)	903	18,605	(6,010)	(83)
Promissory notes	—	(350)	—	538	(527)	—
	$151,490	$(32,080)	$5,485	$34,012	$(28,957)	$(1,003)

	Six months ended			Six months ended
	June 30, 2026			June 30, 2025
	Additions	Payments	Change in foreign exchange rates	Additions	Payments	Change in foreign exchange rates
Financing obligations	$184,844	$(42,903)	$12,783	$73,170	$(45,945)	$962
Finance lease obligations	23,872	(13,224)	2,068	44,808	(12,256)	531
Promissory notes	—	(773)	—	538	(1,033)	—
	$208,716	$(56,900)	$14,851	$118,516	$(59,234)	$1,493
On January 29, 2026, the reassignment of financing liabilities relating to a disposal in 2025 Q4 was completed, resulting in $16,780 being derecognized from financing obligations.
The Company assumed $52,147 of financing obligations upon the IMC acquisition (note 15).
c) Financing obligations
During the three and six months ended June 30, 2026, the Company recorded new financing obligations of $127,618 and $184,844, respectively. Of the new financing obligations, $52,147 was assumed upon the acquisition of IMC (note 15). The financing contracts assumed upon acquisition expire between August 2026 and March 2031 with annual interest rates between 2.39% and 7.49%. Other new financing contracts expire between May 2028 and June 2031 and bear interest between 4.39% and 7.99%. The financing obligations are secured by the corresponding property, plant and equipment.
d) Credit Facility
On April 2, 2026, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a syndicate of banks. The facility matures on April 7, 2029, with an option for annual extensions, subject to certain conditions. The Credit Facility is structured as a revolving facility, comprising a Canadian dollar tranche of $300.0 million (no change) and an Australian dollar tranche of $250.0 million AUD (no change), for a total lending capacity of $545.6 million based on the exchange rate as of June 30, 2026.
As of June 30, 2026, there were borrowings of $145.0 million under the Canadian dollar tranche and $nil AUD under the Australian dollar tranche, for total borrowings of $145.0 million. The facility allows for Senior Unsecured Notes with no limit, equipment financing up to $500.0 million (including Company guarantees for joint ventures, up from $400.0 million), vendor financing up to $250.0 million (added limit), and other borrowings up to $20.0 million. An accordion feature provides an additional $100.0 million in potential capacity (up from $50.0 million).
As of June 30, 2026, letters of credit issued under the facility totaled $71.0 million (December 31, 2025 - $32.5 million), and unused borrowing availability was $329.5 million (December 31, 2025 - $322.3 million). Equipment financing availability stood at $32.3 million (December 31, 2025 - $35.6 million), which includes both current and long-term finance lease obligations and guarantees for joint venture finance leases.

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-12	North American Construction Group Ltd.

The Credit Facility includes three financial covenants, which are tested quarterly on a trailing four-quarter basis. As of June 30, 2026, the Company was in compliance with all covenants.
i.Senior Debt to Bank EBITDA Ratio
Senior Debt comprises the outstanding principal balances of finance leases, credit facility borrowings (including Letters of Credit), promissory notes, financing obligations, and guarantees for joint ventures, excluding vendor financing, convertible debentures, and senior unsecured notes. Bank EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, adjusted for certain non-cash and non-operating items. The required ratio must not exceed 3.0:1.
ii.Total Debt to Bank EBITDA Ratio
Total Debt includes all components of Senior Debt, plus mortgages, vendor financing, and senior unsecured notes, but excludes convertible debentures. The required ratio must be less than or equal to 4.0:1.
iii.Interest Coverage Ratio
Calculated as Bank EBITDA divided by cash interest expense, which includes all interest and financing charges as defined under GAAP. The required ratio must be greater than 3.0:1.
The Credit Facility accrues interest at rates based on the Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate (BBSY), Canadian Bankers’ Acceptance Rate, or Secured Overnight Financing Rate (SOFR), as defined in the Credit Facility agreement, plus applicable margins. As of June 30, 2026, the weighted average interest rate on amounts drawn was 5.85% (December 31, 2025 - 5.60%). In addition, the Company incurs non-refundable standby fees ranging from 0.40% to 0.70%, depending on its Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all existing and future property of the Company.
The Company serves as a guarantor for drawn amounts under revolving equipment lease credit facilities with a combined capacity of $115.0 million for its affiliate, MNALP and no limit for Nuna. These facilities enable MNALP and Nuna to access credit through lease agreements or equipment finance contracts, supported by appropriate documentation. As of June 30, 2026, the Company’s guarantee exposure on this facility was $10.3 million for MNALP, and $nil for Nuna (December 31, 2025 - $57.7 million for MNALP, $nil for Nuna). The Company’s liability is limited to any shortfall in the event of default, should proceeds from the sale of underlying assets be insufficient to cover outstanding amounts. Currently, there are no indications of payment issues by MNALP or Nuna, and no liability has been recorded in connection with this guarantee.
e) Convertible debentures
On March 31, 2026, the Company’s 5.00% convertible debentures, with an aggregate principal amount of $55,000, matured in accordance with their original terms. Prior to maturity, holders converted $25 of principal into 999 common shares. The remaining principal balance of $54,975, plus an additional $1,375 for accrued and unpaid interest up to but excluding the maturity date, was settled in cash, funded through the Company's existing Credit Facility. As a result, all obligations under these debentures were extinguished as of the maturity date. The settlement did not result in any gain or loss on extinguishment. As of March 31, 2026, there were no remaining unamortized deferred financing costs related to these debentures.
On January 29, 2025, the Company issued a notice of redemption for its 5.50% convertible debentures, at a redemption price equal to the principal amount plus accrued and unpaid interest up to, but excluding, the redemption date of February 28, 2025. Holders were permitted to convert their debentures into common shares at $24.23 per share until the redemption date. Between January 29 and February 28, 2025, holders converted $72,749 of principal into 3,002,231 common shares. The remaining balance of $1,357 was settled in cash. Following redemption, the debentures were delisted from the Toronto Stock Exchange, and the Company derecognized $1,912 of unamortized deferred financing costs related to these debentures.

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-13	North American Construction Group Ltd.

9. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding at December 31, 2025	28,821,481	(871,244)	27,950,237
Retired through share purchase program	(1,112,018)	—	(1,112,018)
Issued upon conversion of convertible debentures	999	—	999
Purchase of treasury shares	—	(10,146)	(10,146)
Issued and outstanding at June 30, 2026	27,710,462	(881,390)	26,829,072
b) Net income per share

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Net income	$9,376	$10,250	$14,930	$16,413
Interest from Convertible Debentures (after tax)	—	616	581	1,728
Diluted net income available to common shareholders	$9,376	$10,866	$15,511	$18,141

Weighted-average number of common shares	27,062,861	29,354,387	27,344,397	28,611,557
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	880,858	1,010,011	878,106	1,006,624
Dilutive effect of 5.00% convertible debentures	—	2,198,241	1,095,789	2,198,241
Dilutive effect of 5.50% convertible debentures	—	—	—	927,274
Weighted-average number of diluted common shares	27,943,719	32,562,639	29,318,292	32,743,696

Basic net income per share	$0.35	$0.35	$0.55	$0.57
Diluted net income per share	$0.34	$0.33	$0.53	$0.55
For the three and six months ended June 30, 2026 and 2025, all securities were dilutive.
c) Share purchase program
On November 20, 2025, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,729,056 common shares were authorized to be purchased. During the six months ended June 30, 2026, the Company purchased and subsequently cancelled 1,112,018 shares under this NCIB, which resulted in a decrease to common shares of $10,124, a decrease to additional paid-in capital of $5,046, and a decrease to retained earnings of $6,831. To support the NCIB, the Company entered into an automatic share purchase plan with a designated broker. This plan allows for the purchase of up to 2,729,056 common shares until the NCIB’s expiry on November 19, 2026.
Subsequent to the three months ended June 30, 2026, as of August 7, 2026, the Company purchased and subsequently cancelled 110,000 shares under this NCIB, which resulted in a decrease of common shares of $970 and a decrease to retained earnings of $1,126.
During the six months ended June 30, 2025, the Company purchased and subsequently cancelled 529,700 shares under another NCIB which commenced on November 4, 2024, which resulted in a decrease to common shares of $4,724 and a decrease to additional paid-in capital of $7,291. During the year ended December 31, 2025, the Company completed this NCIB on November 3, 2025, upon the purchase and cancellation of a total of 1,781,550 common shares, which resulted in a decrease to common shares of $15,736 and a decrease to additional paid-in capital of $22,153.

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-14	North American Construction Group Ltd.

d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2025	February 24, 2025	$0.12	March 13, 2025	April 9, 2025	$3,557
Q2 2025	May 14, 2025	$0.12	June 4, 2025	July 11, 2025	$3,429
Q3 2025	August 12, 2025	$0.12	August 29, 2025	October 3, 2025	$3,384
Q4 2025	November 10, 2025	$0.12	November 26, 2025	January 9, 2026	$3,272
Q1 2026	March 9, 2026	$0.12	March 26, 2026	April 9, 2026	$3,200
Q2 2026	May 11, 2026	$0.12	June 3, 2026	July 3, 2026	$3,137
10. Segmented information
a) General information
The Company provides a wide range of mining and heavy civil construction services to customers in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of our services are primarily focused on supporting the construction and operation of surface mines. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision makers ("CODMs") are the President & CEO and the CFO of the Company.
The Company’s reportable segments are Heavy Equipment - Canada, Heavy Equipment - Australia, and Other. Heavy Equipment - Canada and Heavy Equipment - Australia include all of aspects of the mining and heavy civil construction services provided within those geographic areas. Other includes our mine management contract work in the United States, our external maintenance and rebuild programs and our equity method investments, along with associated management fee recoveries.
Segment performance is evaluated by the CODMs based on gross profit and is measured consistently with gross profit in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Eliminations column.
b) Results by reportable segment

Three months ended June 30, 2026	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$277,348	$121,842	$1,758	$—	$400,948
Revenue from intersegment transactions	144	—	—	(129)	15
Cost of sales	207,730	89,950	546	(129)	298,097
Depreciation expense	32,101	27,593	—	(238)	59,456
Segment gross profits	37,661	4,299	1,212	238	43,410
General and administrative expenses	9,707	5,872	(1,482)	—	14,097
Purchase of property, plant and equipment	61,920	31,179	—	—	93,099

Three months ended June 30, 2025	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$167,964	$147,374	$5,179	$—	$320,517
Revenue from intersegment transactions	139	—	1,108	(1,130)	117
Cost of sales	121,121	106,944	3,282	(1,054)	230,293
Depreciation expense	21,584	33,992	—	(1,065)	54,511
Segment gross profits	25,398	6,438	3,005	989	35,830
General and administrative expenses	7,864	5,087	(2,667)	—	10,284
Purchase of property, plant and equipment	38,810	35,850	—	—	74,660

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-15	North American Construction Group Ltd.

Six months ended June 30, 2026	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$462,201	$253,449	$4,517	$—	$720,167
Revenue from intersegment transactions	531	—	—	(516)	15
Cost of sales	338,251	178,252	2,507	(516)	518,494
Depreciation expense	55,899	58,343	—	1,223	115,465
Segment gross profits	68,582	16,854	2,010	(1,223)	86,223
General and administrative expenses	18,500	10,912	(3,175)	—	26,237
Purchase of property, plant and equipment	97,870	43,905	—	—	141,775

Six months ended June 30, 2025	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$325,702	$325,474	$9,722	$—	$660,898
Revenue from intersegment transactions	139	—	4,627	(4,197)	569
Cost of sales	233,806	232,562	10,163	(4,010)	472,521
Depreciation expense	41,177	76,713	—	(2,665)	115,225
Segment gross profits	50,858	16,199	4,186	2,478	73,721
General and administrative expenses	14,556	9,718	(5,345)	—	18,929
Purchase of property, plant and equipment	90,934	76,799	—	—	167,733
Revenue from intersegment transactions includes transactions with the Company’s joint ventures accounted for using the equity method which are not eliminated upon consolidation.
Segment assets

	June 30, 2026	December 31, 2025
Heavy Equipment - Australia	$1,384,477	$911,679
Heavy Equipment - Canada	770,709	787,440
Other	327,443	318,084
Eliminations	(235,456)	(197,450)
	$2,247,173	$1,819,753
c) Reconciliation
General and administrative expenses

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Total general and administrative expenses for reportable segments	$14,097	$10,284	$26,237	$18,929
Reconciling items:
Head office general and administrative expenses	3,514	2,954	9,954	5,856
Unrealized foreign exchange loss (gain)	2,475	(1,539)	1,696	(1,997)
Stock based compensation expense (benefit)	230	963	2,868	(2,444)
General and administrative expenses	$20,316	$12,662	$40,755	$20,344

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-16	North American Construction Group Ltd.

Income before income taxes

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Total gross profit for reportable segments	$43,410	$35,830	$86,223	$73,721
Reconciling items:
General and administrative expenses	20,316	12,662	40,755	20,344
Amortization of intangible assets	1,227	489	1,786	1,090
Loss (gain) on disposal of property, plant and equipment	1,330	(110)	1,260	(1,084)
Interest expense	18,880	14,123	35,570	27,639
Equity (earnings) loss in affiliates and joint ventures	(2,093)	5,133	(4,869)	1,850
(Gain) loss on derivative financial instruments	(75)	750	750	7,662
Change in fair value of contingent obligations	(9,347)	(13,238)	(11,998)	(10,208)
Income before income taxes	$13,172	$16,021	$22,969	$26,428
d) Geographic information
Revenue

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Australia	$277,363	$168,112	$462,216	$325,850
Canada	122,158	151,189	254,513	332,838
United States	1,442	1,333	3,453	2,779
	$400,963	$320,634	$720,182	$661,467
Revenue from external customers is attributed to countries on the basis of the customer's location.
Long lived assets

	June 30, 2026	December 31, 2025
Australia	$1,012,258	$729,993
Canada	631,781	657,124
	$1,644,039	$1,387,117
Long lived assets consists of property, plant and equipment, lease assets, and other assets including intangibles. Geographic information is attributed to countries based on the location of the assets.
11. Cost of sales

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Salaries, wages and benefits	$142,656	$100,322	$245,197	$193,575
Repair parts and consumable supplies	50,301	56,611	102,606	125,855
Subcontractor services	56,554	49,045	99,791	98,836
Equipment and component sales	15,122	12,688	25,354	28,280
Third-party equipment rentals	25,927	5,833	33,434	12,703
Fuel	1,722	2,075	3,176	4,720
Other	5,815	3,719	8,936	8,552
	$298,097	$230,293	$518,494	$472,521

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-17	North American Construction Group Ltd.

12. Interest expense, net

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Senior unsecured notes	$7,300	$2,914	$13,988	$2,914
Equipment financing	6,079	4,486	10,679	8,687
Credit Facility	5,147	4,939	8,452	11,732
Convertible debentures	—	686	674	1,975
Mortgage	224	232	450	465
Amortization of debt premium on senior secured notes	(172)	—	(339)	—
Amortization of deferred financing costs	805	692	1,691	1,274
Interest expense	$19,383	$13,949	$35,595	$27,047
Other interest expense, net	(503)	174	(25)	592
	$18,880	$14,123	$35,570	$27,639
13. Financial instruments and risk management
a) Fair value measurements
The fair values of the Company’s cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		June 30, 2026		December 31, 2025
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior unsecured notes	Level 2	$553,248	$561,563	$353,587	$360,062
Financing obligations	Level 2	363,238	360,679	225,294	224,003
Mortgage	Level 2	26,302	23,561	26,742	24,194
Convertible debentures	Level 1	—	—	55,000	55,330
The Company classifies contingent obligations arising from the MacKellar and IMC acquisitions as Level 3 within the fair value hierarchy, as the determination of fair value relies on significant unobservable inputs. These obligations are measured at fair value by discounting estimated future payments to their net present value using a discount rate the Company believes reflects market participant assumptions.
The MacKellar acquisition (2023) gave rise to three Level 3 contingent obligations:
•Contingent payment - Based on forecasted performance of a specific MacKellar customer; this obligation was settled in full during the three months ended June 30, 2026.
•Deferred consideration - A vendor-provided debt mechanism payable in equal annual installments over four years, with a final payment due September 30, 2027.
•Earn-out payments - Valued using projected MacKellar financial results, payable over four years with a final payment due September 30, 2027.
The IMC acquisition (note 15) gave rise to two Level 3 contingent obligations:
•Deferred consideration - Seller takeback financing payable in seven equal installments from June 30, 2026 through June 30, 2029.
•Contingent consideration - An earn-out structure comprising eight payments, each based on IMC's financial results generated over the corresponding six-month period from January 1, 2026 through December 31, 2029, with the final payment due March 31, 2030.
The estimated liabilities for both the MacKellar and IMC contingent obligations are based on forecasted information and as such, could result in a range of outcomes. The impact of a reasonably possible change of +/- 10% in

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-18	North American Construction Group Ltd.

forecasted net income on the fair value of the earn-out obligations is estimated to be between a $2,440 decrease to a $2,440 increase on the fair value for MacKellar and a $3,030 decrease to a $3,030 increase for IMC as at June 30, 2026. During the three months ended June 30, 2026, there has been no change in the valuation approach or technique.
Reconciliation of Level 3 recurring fair value measurements:

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Balance, beginning of period	$63,872	$131,246	$63,453	$127,866
Additions to level 3	42,322	—	42,322	—
Changes in fair value recognized in earnings	(9,347)	(13,238)	(11,998)	(10,208)
Changes in foreign exchange rates	1,922	(523)	4,992	692
Payments	(24,105)	(20,648)	(24,105)	(21,513)
Balance, end of the period	$74,664	$96,837	$74,664	$96,837
Changes in the fair value of the contingent obligations are due to adjustments in forecasted income estimates and interest accretion expense and are recorded in the Consolidated Statements of Operations and Comprehensive Income. The revised estimates for the three and six months ended June 30, 2026, reflect a downward adjustment to forecasted MacKellar performance offset by interest accretion.
b) Swap agreement
On May 29, 2024, the Company entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to its stock-based compensation arrangements. During the three and six months ended June 30, 2026, the Company recognized an unrealized gain of $75 and loss of $750, respectively, on this agreement based on the difference between the par value of the shares and the expected price of the Company's shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10. The agreement matures on May 31, 2027, and September 30, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at June 30, 2026, was $18.86 ($19.76 as at December 31, 2025), resulting in a fair value of $6,152 being recorded to other long-term obligations ($5,402 as at December 31, 2025) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company's operating activities.
The Company is exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also mitigated this risk through diversification of its operations, primarily through investments in joint ventures which are accounted for using the equity method and recent Australian acquisitions. Revenues of $112,266 and $215,443 for the three and six months ended June 30, 2026 ($121,843 and $257,740 for the three and six months ended June 30, 2025) from our share of these equity investments in joint ventures are not included in revenue reported in the consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-19	North American Construction Group Ltd.

The following customers accounted for 10% or more of revenue reported in the financial statements:

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Customer A	22%	25%	23%	24%
Customer B	14%	17%	17%	20%
Customer C	7%	11%	10%	11%
Customer D	6%	10%	6%	9%
Customer A relates to the Heavy Equipment - Australia segment. All remaining significant customers that exceed 10% of revenue in 2026 and 2025 fall under the Heavy Equipment - Canada segment.
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above.
The Company is largely protected against inflation risk as customer contracts contain terms that require annual price increases. The timing of these increases pose a short-term risk to financial results as cost increases are realized immediately and contractual increases are calculated using public reporting of index values, which lag actual cost increases by one to three months.

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-20	North American Construction Group Ltd.

14. Other information
a) Supplemental cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Cash paid during the year for:
Interest	$29,405	$12,540	$43,142	$28,715
Income taxes - Canada	2,462	—	2,969	3,786
Income taxes - Provincial	1,620	1,314	1,907	1,316
Income taxes - Foreign	2,992	1,135	5,244	1,135
Cash received during the year for:
Interest	563	132	631	223
Operating subleases included in cash from operations	1,501	171	3,028	342
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	23,872	18,605	23,872	44,808
Decrease in contract assets related to financing lease assignments	—	—	(16,564)	—
Increase (decrease) in assets held for sale, offset by property, plant and equipment	1,794	(935)	5,180	(1,368)
Non-cash working capital exclusions:
Net decrease in accounts payable and accrued liabilities related to loans from affiliates and joint ventures	8,000	—	900	1,966
Net increase in accrued liabilities related to the current portion of deferred stock unit liability	(13)	—	(286)	—
Net decrease (increase) in accrued liabilities related to taxes payable	785	(320)	—	(826)
Net decrease (increase) in accrued liabilities related to dividend payable	63	128	135	(407)
Non-cash working capital inclusions:
Net decrease (increase) in long-term accounts receivable currently classified as other assets	349	—	(3,258)	—
Net decrease (increase) in long-term prepaid expenses currently classified as other assets	53	24	14	(27)
Net increase in long-term payroll accrued liabilities currently classified as other long-term obligations	89	456	1,027	952
Net (decrease) increase in long-term contract liabilities currently classified as other long-term obligations	—	(69)	(1,836)	113
Non-cash working capital transactions related to acquisitions (note 15)
Increase accounts receivable	31,460	—	31,460	—
Increase in contract assets	6,305	—	6,305	—
Increase in inventory	5,085	—	5,085	—
Increase in prepaid expenses	2,406	—	2,406	—
Increase in accounts payable	(35,688)	—	(35,688)	—
Increase in accrued liabilities	(6,639)	—	(6,639)	—
Increase in contract liabilities	(3,521)	—	(3,521)	—
Non-cash working capital movement from change in foreign exchange rates
Increase (decrease) in accounts receivable	1,669	(26)	4,599	660
Increase in contract assets	425	68	1,171	70
Increase (decrease) in inventory	471	(180)	1,285	47
Increase (decrease) in prepaid expenses	129	(17)	324	23
Increase in accounts payable	(1,376)	(1,353)	(3,955)	(1,828)
(Increase) decrease in accrued liabilities	(611)	81	(1,982)	(374)
(Increase) decrease in contract liabilities	(598)	7	(1,711)	(12)

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-21	North American Construction Group Ltd.

b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Operating activities:
Accounts receivable	$(40,397)	$(8,574)	$(53,950)	$(28,583)
Contract assets	(5,538)	4,074	(11,276)	(11,465)
Inventories	(4,903)	(296)	(3,002)	(5,143)
Contract costs	(20)	—	(20)	—
Prepaid expenses and deposits	(1,247)	987	(488)	2,132
Accounts payable	64,223	3,022	62,976	30,466
Accrued liabilities	4,605	1,927	(360)	(15,733)
Contract liabilities	(3,657)	(352)	(14,344)	4,601
	$13,066	$788	$(20,464)	$(23,725)
15. Acquisition
On December 18, 2025, the Company entered into a Share Purchase Agreement (the “IMC Purchase Agreement”) to acquire 100% of the voting shares and business of DCL Corp Pty Ltd. and Iron Hire Pty Ltd., together referred to as Iron Mine Contracting (“IMC”), a privately owned Western Australia diversified mining services contractor.
The transaction was completed on April 7, 2026, with total consideration of $84,605, consisting of upfront cash of $42,283, deferred consideration of $12,200 in the form of seller takeback financing payable in seven equal installments from June 30, 2026 to June 30, 2029, and contingent consideration of $30,122 payable through an earn-out structure based on IMC's financial results over eight six-month periods from January 1, 2026 to December 31, 2029, with the final payment due March 31, 2030. Under the IMC Purchase Agreement, the Company is entitled to the economic benefits of IMC’s operations from January 1, 2026, which are reflected in the purchase price allocation. IMC’s financial results for the period from January 1, 2026, through April 6, 2026, are not included in the Company’s consolidated financial statements for the three and six months ended June 30, 2026.
The acquisition of IMC is a strategic extension of the Company’s client base into the Western Australia market, with a strong commodity market presence including base metals, precious metals and critical and rare earth minerals.

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-22	North American Construction Group Ltd.

The following table summarizes the total consideration paid for IMC and the preliminary fair values of the assets acquired and liabilities assumed at the acquisition date. Any measurement period adjustments will be recognized retrospectively as of the acquisition date, with corresponding adjustments to goodwill where applicable.

April 7, 2026
Cash consideration	$42,283
Earn-out at estimated fair value	30,122
Seller takeback consideration	12,200
Total consideration transferred	$84,605

Equipment financing assumed	52,147
Total purchase price	$136,752

Purchase price allocation to assets acquired and liabilities assumed:
Cash	$4,748
Accounts receivable	31,460
Contract assets	6,305
Inventories	5,085
Prepaid expenses	2,406
Property, plant and equipment	106,397
Operating lease right-of-use asset	2,445
Investments in affiliates and joint ventures	4,662
Intangible assets	19,545
Other assets	539
Accounts payable	(35,688)
Accrued liabilities	(6,639)
Contract liabilities	(3,521)
Operating lease liabilities	(2,410)
Other long-term obligations	(11,065)
Deferred income tax liabilities	(12,969)
Third party equipment financing assumed:
Financing obligations	(52,147)
Total identifiable net assets at fair value	$59,153
Provisional goodwill	$25,452
The upfront payment for the acquisition was funded through the Company’s existing revolving credit facility. Additionally, NACG has assumed secured equipment financing as part of the transaction in the amount of $52,147 for financing obligations. The Company engaged a third-party specialist to determine the fair value of consideration transferred, assets acquired and liabilities assumed. The fair value of property, plant, and equipment was determined using a combination of cost and market-based approaches.
The fair value of the assets acquired includes $31,460 of accounts receivable, comprised of trade and other receivables. The gross amount of accounts receivable approximates its fair value with no expected uncollectible amounts as of the acquisition date.
The goodwill is attributable to expanded geographic presence, market access and expected future growth opportunities of the acquired business. The goodwill is recorded within other assets on the Consolidated Balance Sheets and is all within the Heavy Equipment - Australia segment. The goodwill is not deductible for tax purposes.
During the three and six months ended June 30, 2026, the Company recognized $84,454 of revenue and $5,103 of net income from IMC recorded in the Consolidated Statement of Operations and Comprehensive Income.

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-23	North American Construction Group Ltd.

The following unaudited pro forma information gives effect to the transaction as if it had occurred on January 1, 2025. The unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred on January 1, 2025, nor are they indicative of future results of operations.

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
Revenue	$406,376	$370,348	$789,478	$757,770
Net income	10,981	9,382	13,798	14,494
These pro forma amounts have been calculated after applying NACG accounting policies and adjusting the results of IMC to reflect the depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangibles had been applied from January 1, 2025, with the consequential tax effects.
During the three and six months ended June 30, 2026, the Company incurred $1,620 and $2,954, respectively, of acquisition-related costs ($475 incurred during the three months ended December 31, 2025). These expenses are included in general and administrative expenses on the Consolidated Statement of Operations and Comprehensive Income. To date, the Company has incurred an additional $360 of acquisition-related costs subsequent to June 30, 2026.
16. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

Interim Consolidated Financial Statements (Unaudited) June 30, 2026	F-24	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Barry Palmer, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended June 30, 2026.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: The issuer has disclosed in its interim MD&A
A. the fact that the issuer's other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings; and
B. summary financial information about the business that the issuer acquired that has been consolidated in the issuer's financial statements.
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2026, and ended on June 30, 2026, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: August 12, 2026

/s/ Barry Palmer
Barry Palmer, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended June 30, 2026.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: The issuer has disclosed in its interim MD&A
A. the fact that the issuer's other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the last day of the period covered by the interim filings; and
B. summary financial information about the business that the issuer acquired that has been consolidated in the issuer's financial statements.
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2026, and ended on June 30, 2026, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: August 12, 2026

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer